Prospectus Supplement No. 13	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 4, 2023)	Registration No. 333-266435

FaZe Holdings Inc.

Up to 5,923,333 Shares of Common Stock (for issuance)

Up to 46,980,651 Shares of Common Stock (for resale)

Up to 173,333 Warrants to Purchase Shares of Common Stock (for resale)

This prospectus supplement relates to the prospectus, dated May 4, 2023 (as amended and supplemented, the “Prospectus”), related to the issuance by us of up to 5,923,333 shares of common stock, par value $0.0001 (“Common Stock”), of FaZe Holdings Inc., a Delaware corporation ( “FaZe”), consisting of (i) shares of Common Stock issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus) that were issued upon the separation of the Private Placement Units (as defined in the Prospectus) that were issued in a private placement simultaneous with the IPO (as defined in the Prospectus) and (ii) shares of Common Stock issuable upon the exercise of the Public Warrants (as defined in the Prospectus) that were issued to stockholders as part of the units issued in the IPO. The Prospectus also relates to the resale by certain Selling Holders (as defined in the Prospectus) of: (1) up to 46,980,651 shares of Common Stock, consisting of (i) 24,886,691 shares of Common Stock issued to pre-Business Combination (as defined in the Prospectus) securityholders of Legacy FaZe (as defined in the Prospectus) in connection with the Business Combination, (ii) 520,000 shares of Common Stock issued upon the separation of the Private Placement Units that were issued in a private placement simultaneous with the IPO, (iii) 8,571,060 shares of Common Stock issued in the PIPE Investment (as defined in the Prospectus), (iv) 4,312,500 shares of Common Stock converted from the Founder Shares (as defined in the Prospectus), (v) 8,517,067 shares of Common Stock issuable upon the exercise of those Legacy FaZe Options (as defined in the Prospectus) that converted into FaZe stock options in connection with the Business Combination and (vi) 173,333 shares of Common Stock that may be issued upon exercise of the 173,333 Private Placement Warrants; and (2) up to 173,333 Private Placement Warrants.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “FAZE” and “FAZEW,” respectively. On November 13, 2023, the closing price of our Common Stock on Nasdaq was $0.19 per share and the closing price of our Warrants on Nasdaq was $0.01 per Warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number 001-40083

FAZE HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	85-2081659
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

720 N. Cahuenga Blvd., Los Angeles, CA	90038
(Address of Principal Executive Offices)	(Zip Code)

(818) 688-6373

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FAZE	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock	FAZEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 3, 2023, there were 77,501,183 shares of common stock, par value $0.0001 per share, issued and outstanding.

FaZe Holdings Inc.

Quarterly Report on Form 10-Q

For the Quarterly Period Ended September 30, 2023

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements.

FaZe Holdings Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except shares)

(unaudited)

	September 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash	$16,623	$37,207
Accounts receivable, net	3,095	8,525
Employee retention tax credit	1,695	—
Contract assets	8,220	6,223
Prepaid expenses and other assets	4,850	6,768
Total Current Assets	34,483	58,723
Restricted cash	600	600
Property, equipment and leasehold improvements, net	2,550	3,821
Operating lease right-of-use assets	1,560	2,693
Intangible assets, net	462	848
Other long-term assets	606	553
TOTAL ASSETS	$40,261	$67,238
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable and accrued expenses	$14,308	$14,397
Contract liabilities	2,183	3,494
Operating lease liabilities, current	1,488	1,488
Total Current Liabilities	17,979	19,379
Warrant liabilities	2	24
Operating lease liabilities, non-current	93	1,084
Total Liabilities	18,074	20,487
COMMITMENTS AND CONTINGENCIES (Note 9)
MEZZANINE EQUITY:
Series A preferred stock, $0.00001 par value, 3,545,529 shares authorized at September 30, 2023 and 2022, respectively, zero share shares issued and outstanding at September 30, 2023 and 2022.	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.0001 par value; 1,000,000 shares of the Company’s preferred stock authorized at September 30, 2023; zero share of the Company’s preferred stock issued and outstanding at September 30, 2023 and December 31, 2022	—	—
Common stock, $0.0001 par value at September 30, 2023 and December 31, 2022, respectively; 500,000,000 and 500,000,000 shares of common stock authorized at September 30, 2023 and December 31, 2022, respectively; 75,688,236 and 71,511,887 shares of common stock issued and outstanding at September 30, 2023 and December 31, 2022 respectively	8	7
Additional paid-in capital	338,718	327,686
Accumulated deficit	(316,539)	(280,942)
Total Stockholders’ Equity	22,187	46,751
TOTAL LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ EQUITY	$40,261	$67,238

The accompanying notes are an integral part of these financial statements

FaZe Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except shares and per-share information)

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenues	$12,510	$14,012	$36,749	$48,621
Cost of revenues	11,659	10,470	33,579	34,647
Gross profit	851	3,542	3,170	13,974
Operating expenses:
General and administrative	9,324	16,928	39,336	39,025
Sales and marketing	148	1,479	503	3,557
Impairment of content asset	—	—	—	1,073
Loss from operations	(8,621)	(14,865)	(36,669)	(29,681)
Other expense:
Interest (income) expense, net	(137)	459	(497)	4,491
Change in fair value of warrant liabilities	(10)	(19)	(23)	(19)
Other, net	(1,273)	1	(552)	17
Loss on debt extinguishment	-	115,292	-	115,292
Total other (income)/expense:	(1,420)	115,733	(1,072)	119,781
Net loss	$(7,201)	$(130,598)	$(35,597)	$(149,462)
Net loss per common share - basic and diluted	$(0.10)	$(2.39)	$(0.54)	$(4.65)
Weighted-average number of common shares outstanding - basic and diluted	68,234,009	54,590,538	66,315,727	32,144,653

The accompanying notes are an integral part of these financial statements

FaZe Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares and per-share information)

(unaudited)

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2021	18,841,538	$2	$5,477	$(112,408)	$(106,929)
Stock based compensation expense	—	—	1,150	—	1,150
Issuance of common stock upon vesting of restricted stock awards	4,084	—	—	—	—
Exercise of stock option	74,768	—	64	—	64
Net loss	—	—	—	(9,542)	(9,542)
Balance at March 31, 2022	18,920,390	$2	$6,691	$(121,950)	$(115,257)
Stock based compensation expense	—	—	1,509	—	1,509
Issuance of common stock in connection with litigation settlement	13,021	—	294	—	294
Issuance of common stock upon vesting of restricted stock awards	16,108	—	—	—	—
Exercise of stock option	43,104	—	36	—	36
Net loss	—	—	—	(9,322)	(9,322)
Balance at June 30, 2022	18,992,623	$2	$8,530	$(131,272)	$(122,740)
Stock based compensation expense	—	—	2,546	—	2,546
Issuance of common stock upon vesting of restricted stock awards	167,806	—	-	—	-
Exercise of stock option	313,962	—	120	—	120
Exercise of common and preferred warrants	2,332,117	—	101	—	101
Recapitalization transaction	48,266,163	—	311,427	—	311,432
Net loss	—	—	—	(130,598)	(130,598)
Balance at September 30, 2022	70,258,004	7	322,724	(261,870)	60,861

Balance at December 31, 2022	71,511,887	$7	$327,686	$(280,942)	$46,751
Stock based compensation expense	—	—	2,673	—	2,673
Issuance of common stock upon vesting of restricted stock awards	483,251	—	—	—	—
Exercise of stock option	2,050,920	—	783	—	783
Net loss	—	—	—	(14,040)	(14,040)
Balance at March 31, 2023	74,046,058	$7	$331,142	$(294,982)	$36,167
Stock based compensation expense	—	1	5,964	—	5,964
Issuance of common stock in connection with SEPA agreement	487,995	—	253	—	253
Issuance of common stock upon vesting of restricted stock awards	574,501	—	—	—	—
Issuance of common stock upon vesting of restricted stock units	479,755	—	—	—	—
Exercise of stock option	99,927	—	—	—	—
Net loss	—	—	—	(14,356)	(14,356)
Balance at June 30, 2023	75,688,236	$8	$337,359	$(309,338)	$28,029
Stock based compensation expense	—	—	1,359	—	1,359
Issuance of common stock upon vesting of restricted stock units	1,300,120	—	—	—	—
Net loss	—	—	—	(7,201)	(7,201)
Balance at September 30, 2023	76,988,356	8	338,718	(316,539)	22,187

The accompanying notes are an integral part of these financial statements

FaZe Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Nine Months ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(35,597)	$(149,462)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	1,444	378
Additions to content asset	—	(599)
Depreciation & amortization expense	1,805	1,230
Amortization of operating lease right of use assets	1,132	—
Content asset impairments	—	1,073
Stock-based compensation expense	9,996	4,996
Change in fair value of warrant liabilities	(23)	(19)
Non-cash interest expense	—	4,491
Loss on debt extinguishment	—	115,292
Other	—	(37)
Change in operating assets and liabilities:
Accounts receivable	3,986	(9,642)
Inventory	—	6
Prepaid expenses and other assets	1,919	(6,127)
Employee retention tax credit	1,695	—
Other long-term assets	200	—
Contract assets	(5,386)	(2,100)
Accounts payable and accrued expenses	(88)	(9,728)
Contract liabilities	(1,311)	2,197
Other current liabilities	—	(7)
Operating lease liabilities	(991)	—
Short-term debt	—	(420)
Other long-term liabilities	—	36
NET CASH USED IN OPERATING ACTIVITIES	(21,219)	(48,442)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(116)	(3,804)
Purchase of intangible assets	(32)	(607)
Issuance of note receivable	—	—
NET CASH USED IN INVESTING ACTIVITIES	(148)	(4,411)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of loans principal	—	(21,123)
Proceeds from issuance of term loan	—	20,000
Issuance of common stock in connection with exercise of stock options	783	220
Payments of transaction fees by Legacy FaZe	—	(25,146)
Proceeds from recapitalization of B. Riley 150 redemptions and transaction costs	—	5,655
Proceeds from PIPE offering	—	100,000
Proceeds from conversion of preferred and common warrants	—	101
NET CASH PROVIDED BY FINANCING ACTIVITIES	783	79,707
NET CHANGE IN CASH AND RESTRICTED CASH	(20,584)	26,854
Cash and restricted cash at beginning of period	37,807	17,618
CASH AND RESTRICTED CASH AT END OF PERIOD	$17,223	$44,472
RECONCILIATION TO CONSOLIDATED BALANCE SHEETS
Cash	$16,623	$43,872
Restricted cash	600	600
Cash and restricted cash	$17,223	$44,472
SUPPLEMENTAL DISCLOSURE FOR OPERATING ACTIVITIES:
Cash paid for interest	$—	$3,027
SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock in connection with litigation settlement	$—	$294
Purchase of property, plant and equipment in accrued expenses	$—	$28
Conversion of convertible notes and accrued interest into common stock under original contractual terms	—	17,551
Conversion of redeemable convertible preferred stock to common stock pursuant to Business Combination	—	33,705
Issuance of common stock in connection with SEPA agreement	$253	$—

The accompanying notes are an integral part of these financial statements

FAZE HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE AND NINE MONTHS SEPTEMBER 30, 2023 AND 2022

1.	DESCRIPTION OF THE BUSINESS

FaZe Holdings Inc. (“FaZe” or the “Company”), is a lifestyle and media platform rooted in gaming and youth culture. The Company’s premium brand, talent network, and large audience can be monetized across a variety of products and services.

On July 19, 2022 (the “Closing Date”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 24, 2021 (as amended in December 2021 and March 2022), by and among B. Riley 150 Merger Corp. (“B. Riley 150”), a special purpose acquisition company, and BRPM Merger Sub, Inc., a directly wholly owned subsidiary of B. Riley 150 (“Merger Sub”) and FaZe Clan, Inc. (“Legacy FaZe”), the parties consummated the merger of Merger Sub with and into Legacy FaZe, with Legacy FaZe continuing as the surviving corporation (the “Merger”), as well as the other transactions contemplated by the Merger Agreement (the Merger and such other transactions, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), Legacy FaZe became a wholly owned subsidiary of B. Riley 150, which changed its name to “FaZe Holdings Inc.”

Legacy FaZe determined that it was the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations. The Merger was accounted for as a reverse recapitalization, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Under this method of accounting, B. Riley 150 was treated as the acquired company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy FaZe issuing stock for the net assets of B. Riley 150, accompanied by a recapitalization. The net assets of B. Riley 150 were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Legacy FaZe.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock issued to Legacy FaZe’s common stockholders in connection with the Business Combination. As a result, these financial statements represent the continuation of Legacy FaZe and the historical shareholders’ deficit. Common stock, preferred stock and loss per share of Legacy FaZe prior to the Business Combination have been retrospectively adjusted for the Business Combination using an exchange ratio of 2.2267 (“Equity Value Exchange Ratio”). The accumulated deficit of Legacy FaZe has been carried forward after the Business Combination.

Notice of Delisting

On March 23, 2023, the Company received a letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) informing the Company that its common stock, par value $0.0001 per share (the “Common Stock”), failed to comply with the $1 minimum bid price required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Common Stock for the 30 consecutive business days prior to the date of the Letter. The notice has no immediate effect on the listing of the Common Stock or warrants, and the Common Stock and warrants will continue to trade on The Nasdaq Capital Market under the symbols “FAZE” and “FAZEW,” respectively.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 19, 2023 (the “Compliance Date”), by which the Company must regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

On September 20, 2023, the Company received a letter from Nasdaq granting the Company an additional compliance period of 180 calendar days, or until March 18, 2024, in which to regain compliance. Nasdaq granted the additional compliance period based on the Company’s continuing to meet the continued listing requirement for market value of publicly held shares and all other initial listing requirements of the Nasdaq Capital Market, with the exception of the Bid Price Requirement, and the Company’s furnishing of written notice to Nasdaq of its intent to cure this deficiency during the additional compliance period by effecting a reverse stock split, if necessary.

If the Company does not qualify for, or fails to regain compliance during, the second compliance period, then the Staff will provide written notification to the Company that the Common Stock will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to the Nasdaq Hearings Panel.

2.	LIQUIDITY

As shown in the accompanying consolidated financial statements, the Company has incurred significant recurring losses resulting in an accumulated deficit. The Company anticipates further losses in the development of its business. The Company also had negative cash flows used in operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Based on its cash resources and positive cash reserve as of September 30, 2023, together with the SEPA described below, the Company does not believe it has sufficient resources to fund its operations at least until twelve months from the date of issuance of these financial statements. The positive working capital as of September 30, 2023 was mainly due to funds from the PIPE offering and from the Business Combination.

On May 10, 2023, the Company and YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (the “Investor”), entered into a Standby Equity Purchase Agreement (the “SEPA”).

The Company will have the right to issue and sell to the Investor, from time to time, as provided in the SEPA, and the Investor shall purchase from the Company, up to $25 million in aggregate gross purchase price (the “Commitment Amount”) of the newly issued shares of the Company’s common stock, par value $0.0001 (the “Common Stock”) (each such sale, an “Advance”) by delivering written notice to the Investor (each, an “Advance Notice” and the date on which the Company is deemed to have delivered an Advance Notice, the “Advance Notice Date”). The Common Stock purchased pursuant to an Advance will be purchased at a price equal to 97% of the lowest daily VWAP of the Common Stock during the three consecutive trading days commencing on the Advance Notice Date. “VWAP” means, for any trading day, the daily volume weighted average price of the Common Stock for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

The issuance of the Common Stock under the SEPA will be subject to certain limitations, including that (i) the Investor may not purchase any Common Stock that would result in it owning more than 4.99% of the Company’s Common Stock or (ii) the aggregate number of Common Stock issued pursuant to the SEPA cannot exceed 19.9% of the Company’s Common Stock as of as of the date of the SEPA (referred to as the “Exchange Cap”). The Exchange Cap shall not be applicable if: (i) the Company’s stockholders have approved the issuance of Common Stock in excess of the Exchange Cap in accordance with the applicable rules of the Principal Market or (ii) to the extent that (and only for so long as) the average price for the issuance of Common Stock equals or exceed the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the date of the SEPA; or (ii) the average Nasdaq Official Closing Price for the five Trading Days immediately preceding the date of the SEPA.

Pursuant to the terms of the SEPA, the Company shall prepare and file with the SEC a registration statement (the “Registration Statement”) or multiple Registration Statements registering for resale of the Common Stock issuable to the Investor under the SEPA. The Company in its sole discretion may choose when to file such Registration Statements; provided, however, that the Company shall not have the ability to request any Advances until the effectiveness of a Registration Statement.

As consideration for the Investor’s commitment to purchase Common Stock at the Company’s direction upon the terms and subject to the conditions set forth in the SEPA, the Company issued 487,995 shares of Common Stock to the Investor.

The SEPA shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the date of the SEPA and (ii) the date on which the Investor shall have made payment of Common Stock pursuant to the SEPA for Common Stock equal to the Commitment Amount. The SEPA may be terminated at any time by the mutual written consent of the parties to the SEPA, effective as of the date of such mutual written consent unless otherwise provided in such written consent, or by the Company upon five trading days’ prior written notice to the Investor subject to the terms of the SEPA. Despite these mitigating factors, the Company believes that there is still substantial doubt in connection with the Company’s ability to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements of the Company have been prepared in conformity with U.S. GAAP and are consistent in all material respects with those applied in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2023. These Condensed Consolidated Financial Statements are unaudited and have been prepared by the Company following the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by such rules and regulations; however, the Company believes the disclosures are adequate to make the information presented not misleading.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Interim results are not necessarily indicative of the results for a full year. The preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and judgements that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, allowance for doubtful accounts, and intangible asset impairments, share-based compensation expense, valuation allowance for deferred income taxes and amortization of intangible assets. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. On a regular basis, the Company evaluates the assumptions, judgements and estimates. Actual results may differ from these estimates.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Principles of Consolidation

The Condensed Consolidated Financial Statements include the accounts of FaZe Holdings Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the Company’s Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. The inputs into certain of these estimates and assumptions include the consideration of the economic impact of the COVID-19 pandemic. Significant estimates include revenue recognition, allowance for doubtful accounts, warrant liabilities, valuation of the Company’s common stock before the Business Combination, stock-based compensation expense, and income taxes. These estimates generally involve complex issues and require management to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from management’s estimates.

Content Asset, net

The Company produces programming content which it plans to broadcast on online video and streaming platforms. Costs of produced content consist of development and production costs. These costs are capitalized as “Content Asset, net” on the Consolidated Balance Sheets.

Each title is predominantly monetized on its own. At the specific title level, the Company tests the content asset for impairment when events and circumstances indicate that its fair value may be less than its unamortized cost. If the carrying value of a content asset exceeds its estimated fair value, an impairment charge will be recorded in the amount of the difference.

The Company’s policy is to amortize the content asset once the content airs. Given that the content was fully written off prior to airing, no amortization expense was recorded for the three and nine months ended September 30, 2023 and 2022. The Company does not own any purchased or licensed programming content.

Exploitation costs such as marketing, advertising, publicity, promotion, and other distribution expenses directly connected with the distribution of the content asset are expensed as incurred.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Cost includes expenditures for furniture, computer equipment, vehicles, leasehold improvements, and other assets. Maintenance and repairs are charged to expense as incurred. When assets are sold, retired, or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. The costs of fixed assets are depreciated using the straight-line method over the estimated useful lives or lease life of the related assets.

Employee Retention Tax Credit

The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") provided an employee retention credit which was a refundable tax credit against certain employment taxes. The Consolidated Appropriations Act (the "Appropriations Act") extended and expanded the availability of the employee retention credit through December 31, 2021. The Appropriations Act amended the employee retention credit to be equal to 70% of qualified wages paid to employees during the 2021 fiscal year.

The Company qualified for the employee retention credit beginning in June 2020 for qualified wages through September 2021 and filed a cash refund claim during the fiscal year ended December 31, 2023. As of September 30, 2023, the tax credit receivable of $1.7 million has been included in the Employee retention tax credit line on the Company's Condensed Consolidated Balance Sheet.

Revenue Recognition and Contract Balances

Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company’s payment terms and conditions vary by customer and contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company does not adjust the promised amount of consideration for the effects of a significant financing component when the Company expects, at contract inception, that the period between the Company’s transfer of a promised product or service to the Company’s customer and payment for that product or service will be one year or less.

The Company generally records a receivable related to revenue when the Company has an unconditional right to invoice and receive payment. Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized, including management’s estimate of variable consideration that has been included in the transaction price exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. These contract assets are reclassified to receivables when the right to consideration becomes unconditional. For the three and nine months ending September 30, 2023, and 2022, no impairment was recorded from contract assets.

The Company’s allowances for doubtful accounts are typically immaterial and, if required, are based on management’s best estimate of expected credit losses inherent in the Company’s accounts receivable balance.

Contract liabilities are recorded in the event that the Company bills for services in advance of the time the services are performed, or when cash payments are received or due in advance of satisfying the Company’s performance obligations, even if amounts are refundable. Contract liabilities recorded at September 30, 2023, and December 31, 2022, represent the Company’s accounting for the timing difference between when the customer is billed or funds are received and when the performance obligation is satisfied. During the three months ended September 30, 2023 and 2022, the Company recognized $3.5 million and $6.1 million as revenue that was relating to contract liability, respectively. During the nine months ended September 30, 2023 recognized $10.6 million and $26.5 million as revenue that was relating to the contract liability, respectively.

The following table disaggregates the Company’s revenue by major type for the three and nine months ended September 30, 2023, and 2022:

	(In thousands)		(In thousands)
	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Brand sponsorships	$4,225	$7,072	$14,616	$28,054
Content	3,316	4,098	9,658	10,641
Consumer products	439	471	852	2,328
Esports	4,482	2,322	11,537	7,285
Other	48	49	86	313
Total revenue	$12,510	$14,012	$36,749	$48,621

The section below describes the Company’s revenue recognition policies and significant judgments in further detail for each major revenue source of the Company.

Brand Sponsorships

The Company offers advertisers a full range of promotional vehicles, including but not limited to online advertising, livestream announcements, event content generation, social media posts, logo placement on the Company’s official merchandise, and special appearances of members of the Company’s talent roster. The Company’s brand sponsorship agreements may include multiple services that are capable of being individually distinct; however the intended benefit is an association with the Company’s brand, and the services are not distinct within the context of the contracts. Revenues from brand sponsorship agreements are recognized ratably over the contract term. Payment terms and conditions vary, but payments are generally due periodically throughout the term of the contract. In instances where the timing of revenue recognition differs from the timing of billing, management has determined the brand sponsorship agreements generally do not include a significant financing component.

Content

The Company and its talent roster generate and produce original content which the Company monetizes through Google’s AdSense service. Revenue is variable and is earned when the visitor views or “clicks through” on the advertisement. The amount of revenue earned is reported to the Company monthly and is recognized upon receipt of the report of viewership activity. Payment terms and conditions vary, but payments are generally due within 30 to 45 days after the end of each month.

The Company grants exclusive licenses to customers for certain content produced by the Company’s talent. The Company grants the customer a license to the intellectual property, which is the content and its use in generating advertising revenues, for a pre-determined period, for an amount paid by the customer, in most instances, upon execution of the contract. The Company’s only performance obligation is to license the content for use in generating advertising revenues, and the Company recognizes the full contract amount at the point at which the Company provides the customer access to the content, which is at the execution of the contract. The Company has no further performance obligations under these types of contracts and does not anticipate generating any additional revenue from these arrangements apart from the contract amount.

Principal Versus Agent Considerations

A significant amount of the Company’s brand sponsorship and content revenues are generated from the Company’s talent, who are under exclusive, multi-year contracts. The Company’s talent consists of independent contractors, whose compensation is tied to the revenue that they generate. Management has evaluated the terms of the Company’s brand sponsorship and content agreements and has concluded the Company is the principal. Brand sponsorship and content revenues are reported on a gross basis, while revenue-sharing and other fees paid to the Company’s talent are recorded as cost of revenues. The Company owns the brand and intellectual property, takes primary responsibility for delivery of services, and exercises control over content generation and monetization. The Company contracts directly with Google on its Company operated channels, and the talent contracts directly with Google on their own channels. As part of the Company’s contracts with its talent, the Company agrees to serve as the talent’s exclusive management company as it relates to any and all type of work the talent may perform, including content creation and advertising revenue generated from the content. While the talent owns the content they create while they are under contract with the Company, the talent grants the Company an exclusive perpetual license to the content, and the Company grants limited usage rights of that content back to the talent, conditional upon them complying with their contract. Furthermore, all income earned from services provided by the talent related to gaming, Esports, content creation, or the business of the Company, which includes revenue from advertising via talent content, is subject to the talent agreement and is payable to the Company. In addition, the Company’s contracts with its talent specify rules and restrictions on the content the talent can create and post. As such, through its contracts with talent, the Company is the principal because the Company is the entity exercising primary control over the content generated in the YouTube channels being monetized.

Consumer Products

The Company earns consumer products revenue from sales of the Company’s consumer products on the Company’s website or at live or virtual events. Revenues are recognized at a point in time, as control is transferred to the customer upon shipment. The Company offers customer returns and discounts through a third-party distributor and accounts for this as a reduction to revenue. The Company does not offer loyalty programs or other sales incentive programs that are material to revenue recognition. Payment is due at the time of sale. The Company has outsourced the design, manufacturing, fulfillment, distribution, and sale of the Company’s consumer products to a third party in exchange for royalties based on the amount of revenue generated. Management evaluated the terms of the agreement to determine whether the Company’s consumer products revenues should be reported gross or net of royalties paid. Key indicators that management evaluated in determining whether the Company is the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

●	the Company is the party that is primarily responsible for fulfilling the promise to provide the specified good or service,

●	the Company has inventory risk before the good is transferred to the customer, and

●	the Company is the party that has discretion in establishing pricing for the specified good or service.

Based on management’s evaluation of the above indicators, the Company reports consumer products revenues on a gross basis.

Esports

League Participation: Generally, the Company has one performance obligation – to participate in the overall Esport event – because the underlying activities do not have standalone value absent the Company’s participation in the tournament or event. Revenue from prize winnings and profit-share agreements is variable and is highly uncertain. The Company recognizes revenue at the point in time when the uncertainty is resolved.

Player Transfer Fees: Player transfer agreements include a fixed fee and may include a variable fee component. The Company recognizes the fixed portion of revenue from transfer fees upon satisfaction of the Company’s performance obligation, which coincides with the execution of the related agreement. The variable portion of revenue is considered highly uncertain and is recognized at the point in time when the uncertainty is resolved.

Licensing of Intellectual Property: The Company’s licenses of intellectual property generate royalties that are recognized in accordance with the royalty recognition constraint. That is, royalty revenue is recognized at the time when the sale occurs.

Transaction Price Allocated to the Remaining Performance Obligations

For the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of September 30, 2023, the Company applies the allowable practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Revenue expected to be recognized in the future related to performance obligations that have original expected durations greater than one year that are unsatisfied (or partially unsatisfied) as of September 30, 2023 were not material.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. Warrants that meet the definition of a derivative financial instrument and the equity scope exception in ASC 815-10-15-74(a) are classified as equity, and are not subject to remeasurement provided that the Company continues to meet the criteria for equity classification. Warrants that are accounted for as equity-classified are further discussed in Note 7, Equity. Warrants that are classified as liabilities are accounted for at fair value and remeasured at each reporting date until exercise, expiration, or modification that results in equity classification. Any change in the fair value of the warrants is recognized as change in fair value of warrant liabilities in the Consolidated Statements of Operations. The classification of warrants, including whether warrants should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The fair value of liability-classified warrants is determined using the Black-Scholes options pricing model (“Black-Scholes model”) which includes Level 3 inputs as further discussed in Note 6, Private Placement Warrants and Recurring Fair Value Measurements.

The value of the warrant is de minimis and as such the company did not revalue the warrants as of September 30, 2023.

Stock-Based Compensation

The Company accounts for its stock-based awards in accordance with ASC 718, Compensation – Stock Compensation, which requires fair value measurement on the grant date and recognition of compensation expense for all stock-based payment awards.

Legacy FaZe issued stock options before there was an active market for the Company’s common stock. The Board of Directors (the “Board”) was required to estimate the fair value of the Company’s common stock at the time of each award. The Board considered numerous objective and subjective factors in determining the value of the Company’s common stock at each grant date, including the following: (1) the per-share price of issuances of the Company’s preferred stock, which the Company sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s preferred stock and common stock; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the shares of common stock underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions. The Company believed this to have been a reasonable methodology based on certain arm’s-length transactions involving the Company’s preferred stock, supported by the results produced by this valuation methodology. Since the Business Combination, the Company’s common stock is now actively traded, so the fair value of the common stock is readily available.

For stock options, the Company estimates the fair value using the Black-Scholes model. The fair value is expensed over the requisite service periods of the awards (usually one to four years), in the period of grant for awards that vest immediately and have no future service condition, or in the period the awards vest immediately after meeting a performance condition becomes probable (i.e., the occurrence of a change in control event). As there was no public market for its common stock at the time of the stock option grant, the Company determined the volatility for options granted based on an analysis of reported data for a peer group of companies. The expected volatility of options granted has been estimated based on an average of the historical volatility measures of this peer group of companies. The expected life of options has been estimated utilizing the “simplified method” due to the lack of available or sufficient historical exercise data for the Company for the applicable options terms. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. As the Company’s stock is now publicly traded after the Business Combination, the fair value of the Company’s stock and the volatility is readily available.

The Black-Scholes model requires the input of certain assumptions that require the Company’s judgment, including the fair value of common shares before the Business Combination, expected term, and the expected price volatility of the underlying stock. The assumptions used in calculating the fair value of stock-based compensation represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, stock-based compensation expense could be materially different in the future. The Company accounts for forfeitures of stock-based awards as they occur.

Fair Value Measurement

The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy consists of the following three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities

Level 3: Unobservable inputs which are supported by little or no market activity

The carrying amount of the Company’s financial instruments, including cash, accounts receivable, notes receivable, and accounts payable, approximate fair value due to their short-term nature.

The Company’s private placement warrants (the “Private Placement Warrants”) are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Consolidated Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Consolidated Statements of Operations.

See Note 6, Private Placement Warrants and Recurring Fair Value Measurements, for additional information on the Company’s liabilities measured at fair value.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the Company by the number of weighted average shares of the Company’s common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earnings (loss) attributable to the Company by the number of weighted-average shares of the Company’s common stock outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per share. As the Company has incurred losses in all periods presented, all potentially dilutive securities are antidilutive. See Note 11, Loss Per Share, for additional information on dilutive securities.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company has determined that its Chief Executive Officer is the CODM. The Company operates and reports financial information in one segment, as the CODM reviews financial information presented on a consolidated basis, at the Company level, for the purposes of making operating decisions, allocation of resources, and evaluating financial performance.

As of September 30, 2023 and December 31, 2022, the Company did not have material assets located outside of the United States. For the three months ended September 30, 2023 and 2022, the Company had international Esports revenue of $0.9 million and $1.2 million, respectively, earned outside of the United States. For the nine months ended September 30, 2023 and 2022, the Company had international Esports revenue of $4.4 million and $4.7 million, respectively, earned outside of the United States.

Recently Adopted Accounting Pronouncements

In September 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This guidance also requires enhanced disclosures regarding significant estimates and judgements used in estimating credit losses. The new guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Company’s financial statements and related disclosures.

4.	PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements as of September 30, 2023 and December 31, 2022 consisted of the following:

	(In thousands)
	September	December 31,
	2023	2022
Furniture / Fixtures	$897	$897
Computer equipment	3,683	3,640
Vehicles	106	106
Leasehold improvements	874	801
Subtotal	5,560	5,444
Less: Accumulated depreciation	(3,010)	(1,623)
Property, equipment and leasehold improvements, net	$2,550	$3,821

Depreciation expense totaled $0.3 million and $0.3 million for the three months ended September 30, 2023 and 2022, respectively.

Depreciation expense totaled $1.4 million and $0.8 million for the nine months ended September 30, 2023 and 2022, respectively.

5.	INTANGIBLE ASSETS

Intangible assets as of September 30, 2023 and December 31, 2022 consisted of the following:

		(In thousands)
		Gross		Net
		Carrying	Accumulated	Carrying
As of September 30, 2023	Useful Life	Value	Amortization	Value

Website development	3 years	$450	$276	$174
Talent acquisition	2 – 3 years	1,054	766	288
Intangible assets, net		$1,504	$1,042	$462

		(In thousands)
		Gross		Net
		Carrying	Accumulated	Carrying
As of December 31, 2022	Useful Life	Value	Amortization	Value

Website development	3 years	$377	$175	$202
Talent acquisition	2 – 3 years	1,201	555	646
Intangible assets, net		$1,578	$730	$848

Amortization expense totaled $0.1 million and $0.2 million for the three months ended September 30, 2023 and 2022, respectively. Amortization expense totaled $0.3 million and $0.4 million for the nine months ended September 30, 2023 and 2022 respectively.

The following table presents the estimated future amortization of intangible assets:

Years ending December 31,	(In thousands)
2023 (remainder)	$85
2024	310
2025	60
2026	7
Total future amortization of amortizable intangible assets	$462

The Company did not have any fully amortized intangible assets as of September 30, 2023 and as of September 30, 2022.

6.	PRIVATE PLACEMENT WARRANTS AND RECURRING FAIR VALUE MEASUREMENTS

Warrant Liability

Prior to the Business Combination, B. Riley 150 issued 173,333 Private Placement Warrants with an exercise price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants, as described in Note 7, Equity, except that the Private Placement Warrants (including the common stock underlying the Private Placement Warrants) were not transferable, assignable or salable until August 18, 2022, and they are not redeemable by the Company for cash so long as they are held by the sponsor or its permitted transferees. The sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants can be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. Upon the Closing of the Business Combination, the Company has determined that the Private Placement Warrants are classified as liabilities and marked to market at each reporting period.

A Black-Scholes model is used to value the Private Placement Warrants at each reporting period. The change in fair value of warrants is recognized as part of change in fair value of warrant liabilities in the Consolidated Statements of Operations. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate, discount rate and dividend yield. The Company estimates the volatility of its common stock based on a binomial lattice model using the stock price and the price of the Public Warrants as of the valuation date, risk-free interest rate, and the expected life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the Private Placement Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The value of the warrant is de minimis and as such the company did not revalue the warrants as of September 30, 2023.

The key inputs into the Black-Scholes model in determining the fair value of the Private Placement Warrants were as follows at September 30, 2023 and December 31, 2022:

	September	December 31,
	2023	2022
Risk-free interest rate	4.1%	4.0%
Expected term (years)	3.8	4.5
Expected volatility	98.2%	53.3%
Exercise price	$11.50	$11.50
Dividend yield	0	0

The following table presents a summary of the changes in the fair value of the Private Placement Warrants liability since the Closing Date:

(In thousands)
Warrant liabilities at July 19, 2022	$114
Change in fair value of warrant liabilities	(90)
Warrant liabilities at December 31, 2022	24
Change in fair value of warrant liabilities	(13)
Warrant liabilities at March 31, 2023	11
Change in fair value of warrant liabilities	—
Warrant liabilities at June 30, 2023	$11
Change in fair value of warrant liabilities	(9)
Warrant liabilities at September 30, 2023	$2

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	(In thousands)
		Quoted Prices in	Significant Other	Significant Other
	September 30,	Active Markets	Observable Inputs	Observable Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Private Placement Warrants	$2	$—	$—	$2
Total	$2	$—	$—	$2

	(In thousands)
		Quoted Prices in	Significant Other	Significant Other
	December 31,	Active Markets	Observable Inputs	Observable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Private Placement Warrants	$24	$—	$—	$24
Total	$24	$—	$—	$24

7.	EQUITY

Prior to the Business Combination, Legacy FaZe had two classes of capital stock outstanding: common stock and preferred stock. Following the Business Combination, the Company has one class of capital stock outstanding: common stock. The following summarizes the terms of the Company’s capital stock.

Preferred Stock

The Company had 3,545,529 shares of Legacy FaZe preferred stock authorized for issuance with a par value of $0.00001 per share as of December 31, 2021 and prior to the Closing of the Business Combination.

The Company had 3,237,800 shares of Legacy FaZe’s preferred stock issued and outstanding as of December 31, 2021. As a result of the Business Combination, 3,237,800 shares of Legacy FaZe’s preferred stock outstanding as of the Closing Date were converted into shares of Legacy FaZe’s common stock on a one-to-one basis. Pursuant to the Company’s second amended and restated certificate of incorporation, the Company is authorized to issue up to 1,000,000 shares of preferred stock with a par value of $0.0001. As of September 30, 2023, the Company had no shares of preferred stock issued and outstanding.

Common Stock

The Company had 31,900,878 shares of Legacy FaZe common stock authorized for issuance with a par value of $0.00001 per share as of December 31, 2021 and prior to the Closing of the Business Combination.

Pursuant to the Company’s second amended and restated certificate of incorporation, the Company is authorized to issue up to 500,000,000 shares of common stock with a par value of $0.0001 per share.

The Company had 76,988,356 and 71,511,887 shares of common stock issued and outstanding as of September 30, 2023 and December 31, 2022 respectively.

Earn-out Shares

As a result of the Business Combination, a number of shares of the Company’s common stock (the “Seller Earn Out”) equal to 6% of the sum of i) the total number of shares of the Company’s common stock issued and outstanding as of immediately after the Closing and ii) the total number of shares of the Company’s common stock equal to the product of (A) the total number of net vested company option shares calculated as of immediately prior to the Closing and (B) the Equity Value Exchange Ratio were issued and are subject to vesting and forfeiture conditions upon reaching certain volume-weighted average price (“VWAP”) per share during the period commencing 90 days after the Closing Date and ending five years after the Closing Date (“Earn-out Period”). Among other things further disclosed in the Merger Agreement, if the following events (“Trigger Events”) occur on or before the five-year anniversary of the Business Combination, then the following vesting events will occur:

●	the VWAP per share of the Company’s common stock at any point during the trading hours of a trading day is equal to or greater than $12.00 for any 20 trading days within any period of 30 consecutive trading days, one-third (“First Target Earn-Out Shares”) shall immediately vest and no longer be subject to the forfeiture conditions;

●	the VWAP per share of the Company’s common stock at any point during the trading hours of a trading day is equal to or greater than $14.00 for any 20 trading days within any period of 30 consecutive trading days, one-third (“Second Target Earn-Out Shares” and, together with the First Target Earn-Out Shares and the Second Target Earn-Out Shares, the “Earn-Out Shares”) shall immediately vest and no longer be subject to the forfeiture conditions;

●	the VWAP per share of the Company’s common stock at any point during the trading hours of a trading day is equal to or greater than $16.00 for any 20 trading days within any period of 30 consecutive trading days, one-third (“Third Target Earn-Out Shares”) shall immediately vest and no longer be subject to the forfeiture conditions;

●	in the event of a sale during the Earn-out Period, to the extent that the holders of the Company’s common stock receive sale price that is greater than or equal to the applicable closing price, any Earn-Out Shares that have not previously vested shall be deemed to have vested immediately prior to the closing of such sale, and the holders of any Earn-Out Shares deemed vested shall be eligible to participate in such sale with respect to the Sponsor Earn-Out Shares (as defined below) on the same terms, and subject to the same conditions, as apply to the holders of the Company’s common stock. Upon the consummation of the sale, the Earn-out Period shall terminate.

As a result of the Business Combination, among other things further disclosed in the Sponsor Support Agreement, dated as of October 24, 2021, by and among B. Riley Principal 150 Merger Corp., B. Riley Principal 150 Sponsor Co. LLC, and FaZe Clan Inc., the sponsors agreed that (x) an aggregate of 2,156,250 sponsor shares shall be fully vested and (y) an aggregate of 2,156,250 sponsor shares (the “Sponsor Earn-Out Shares”) shall be subject to the same vesting or forfeiture provisions during the Earn-out Period, and subject to the same Trigger Events mentioned above.

The Earn-out Shares meet the accounting definition of a derivative financial instrument, are considered to be indexed to the Company’s common stock and meet other the conditions in ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, to be classified as equity.

As of September 30, 2023, the Earn-Out Period had begun but vesting conditions had not yet been met.

Public Warrants to Acquire Common Stock

Prior to the Business Combination, there were 5,750,000 Public Warrants issued and outstanding in connection with the initial public offering of B. Riley 150 with an exercise price of $11.50 per share. The Public Warrants became exercisable 30 days after the Business Combination. Each whole share of the warrant is exercisable for one share of the Company’s common stock.

The Company may redeem the outstanding Public Warrants for $0.01 per warrant upon at least 30 days’ prior written notice of redemption given after the warrants become exercisable, if the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock dividends, sub-divisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending on the third trading day before the Company sends the notice of redemption to the warrant holders. Upon issuance of a redemption notice by the Company, the warrant holders may, at any time after the redemption notice, exercise the Public Warrants on a cashless basis.

The Public Warrants meet the definition of a derivative financial instrument and the equity scope exception in ASC 815-10-15-74(a) to be classified as equity, and are not subject to remeasurement provided that the Company continues to meet the criteria for equity classification.

As of September 30, 2023, all 5,750,000 Public Warrants remain outstanding.

8.	STOCK COMPENSATION EXPENSE

2022 Omnibus Incentive Plan

On October 24, 2021, the stockholders of the Company approved the 2022 Omnibus Incentive Plan (the “OIP”), which became effective as of the Closing Date of the Business Combination. The OIP allows grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards, and substitute awards (the “OIP Awards”) to selected officers, employees, partners, non-employee directors, independent contractors, and consultants. The Company has 12,358,689 shares of the Company’s common stock reserved for issuance pursuant to awards that may be granted under the OIP. As of September 30, 2023, 2,570,125 shares of the Company’s common stock are subject to restricted stock awards.

2022 Employee Stock Purchase Plan

On October 24, 2021, the stockholders of the Company approved the 2022 Employee Stock Purchase Plan (the “ESPP”), which became effective as of the Closing Date of the Business Combination. An aggregate of 1,791,416 shares of the Company’s common stock has been reserved for issuance or transfer pursuant to rights granted under the ESPP (“Aggregate Number”). The Aggregate Number represents 2% of the aggregate number of shares of the Company’s fully diluted shares outstanding immediately after the Closing and is subject to increase each year over a ten-year period. The maximum aggregate number of shares of common stock available for issuance under ESPP shall not exceed 75,000,000 shares. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Each eligible employee may authorize payroll deductions at a minimum of 1% up to a maximum of 15% on a pro rata basis for each pay period during an offering. Under the ESPP, the Company’s Board may designate the period of each offering, but no offering shall exceed 27 months in duration. Unless otherwise determined, the offering shall be for a purchase period of 6 months, beginning on the offering date and ending on the exercise date. The purchase price for each share shall be 85% of the fair market value of the Company’s common stock on the offering date or the exercise date, whichever is less. As of September 30, 2023, 27,711 shares have been granted under this plan.

Amended and Restated 2019 Equity Incentive Plan

The Company maintained an equity incentive plan established in October 2019, the Amended 2019 Equity Incentive Plan (the “Legacy FaZe Plan”). The Legacy FaZe Plan allowed grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, generally to directors, employees, consultants and service providers. In July 2021, the Company’s Board amended the Legacy FaZe Plan and increased the maximum aggregate number of shares authorized to be issued to 10,500,000 shares of Legacy FaZe common stock, which is equivalent to 21,371,301 shares of the Company’s common stock calculated using the Equity Value Exchange Ratio. As of September 30, 2023, 16,712,807 shares of the Company’s common stock are issuable upon the vesting and exercise of stock options originally granted under the Legacy FaZe Plan, and 149,171 shares of the Company’s common stock are subject to restricted stock awards originally granted under the Legacy FaZe Plan. Following the Closing of the Business Combination, no further awards may be awarded under the Legacy FaZe Plan, and any outstanding awards granted under the plan will remain subject to the terms of the Legacy FaZe Plan and the applicable award agreement.

The following table contains information about the Company’s equity compensation plans as of September 30, 2023:

	Shares		Shares
	Reserved for	Awards	Available for
	Issuance	Outstanding	Grant

2022 Omnibus Incentive Plan	12,358,689	3,876,658	8,482,031
2022 Employee Stock Purchase Plan	75,000,000	—	75,000,000
Amended 2019 Equity Incentive Plan	23,380,173	21,371,301	2,008,872

Stock Compensation Expense

Stock-based compensation expense for the periods presented was comprised of the following, which were included in general and administrative expenses within the Consolidated Statements of Operations:

	(In thousands)		(In thousands)
	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Stock options	$7	$336	$19	$454
Restricted stock awards	1,341	2,001	9,966	4,542
Total stock-based compensation expense	$1,348	$2,337	$9,985	$4,996

Options

The following is an analysis of the stock option grant activity during the nine months ended September 30, 2023:

Vested and Nonvested Stock Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2022	18,863,654	$0.38	4.13
Granted	-	-	-
Exercised	(2,150,847)	0.38	-
Expired or forfeited	-	-	-
Outstanding September 30, 2023	16,712,807	$0.38	3.38

Nonvested Stock Options	Number	Weighted- Average Exercise Price
Nonvested on December 31, 2022	670,008	$0.38
Granted	-	-
Vested	(262,944)	0.38
Forfeited	-	-
Nonvested on September 30, 2023	407,064	$0.38

The Company recognized stock-based compensation expense related to options granted and vesting expense of $7 thousand during the three months ended September 30, 2023, which is included in general and administrative expenses. The Company recognized stock-based compensation expense related to options issued and vesting of $336 thousand during the three months ended September 30, 2022, which is included in general and administrative expenses.

The Company recognized stock-based compensation expense related to options granted and vesting expense of $19 thousand during the nine months ended September 30, 2023, which is included in general and administrative expenses. The Company recognized stock-based compensation expense related to options issued and vesting of $454 thousand during the nine months ended September 30, 2022, which is included in general and administrative expenses.

During the three months ended September 30, 2023 and 2022, the Company granted a total of 0 and 0 options, respectively. During the nine months ended September 30, 2023 and 2022, the Company granted a total of 0 and 0 options, respectively.

Warrants

The following is an analysis of the warrant grant activity during the nine months ended September 30, 2023:

Vested and Nonvested Stock Warrants	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2022	5,923,333	$11.50	4.55
Granted	-	-	-
Exercised	-	-	-
Expired or forfeited	-	-	-
Outstanding September 30, 2023	5,923,333	$11.50	3.80

During the three months ended September 30, 2023 and 2022, the Company granted a total of 0 and 0 warrants, respectively. During the nine months ended September 30, 2023 and 2022, the Company granted a total of 0 and 0 warrants, respectively. As of September 30, 2023 there are no Nonvested stock Warrants outstanding.

Restricted Stock Awards

A summary of Restricted Stock Awards (“RSAs”) issuances during the nine months ended September 30, 2023 is as follows:

Nonvested RSAs	Number	Weighted Average Price
Nonvested December 31, 2022	1,649,962	$6.27
Granted	1,925,856	0.42
Vested	(1,083,291)	6.49
Forfeited	-
Nonvested September 30, 2023	2,492,527	$1.35

The Company recognized stock-based compensation expense related to RSAs granted and vesting expense of $0.3 million and $2.5 million during the three months ended September 30, 2023 and 2022, respectively, which is included in general and administrative expenses. The Company recognized stock-based compensation expense related to RSAs granted and vesting expense of $10.0 million and $3.7 million during the nine months ended September 30, 2023 and 2022, respectively, which is included in general and administrative expenses.

During the three months ended September 30, 2023 and 2022, the Company granted a total of 1,925,856 and 0 RSAs, respectively. During the nine months ended September 30, 2023 and 2022, the Company granted a total of 1,925,856 and 1,119,698 RSAs, respectively.

Restricted Stock Units

A summary of Restricted Stock Units (“RSUs”) issuances during the nine months ended September 30, 2023 is as follows:

Nonvested RSUs	Number	Weighted Average Price
Nonvested December 31, 2022	702,417	$2.79
Granted	2,885,984	1.82
Vested	(578,535)	1.59
Forfeited	(324,250)	2.75
Nonvested September 30, 2023	2,685,616	$1.31

The Company recognized stock-based compensation expense related to RSUs granted and vesting expense of $1.1 million and $0.2 million during the three months ended September 30, 2023 and 2022, respectively, which is included in general and administrative expenses. The Company recognized stock-based compensation expense related to RSUs granted and vesting expense of $2.5 million and $0.5 million during the nine months ended September 30, 2023 and 2022, respectively, which is included in general and administrative expenses.

During the three months ended September 30, 2023 and 2022, the Company granted a total of 750,000 and 0 RSUs, respectively. During the nine months ended September 30, 2023 and 2022, the Company granted a total of 2,885,984 and 0 RSUs, respectively.

9.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain business and residential facilities under operating lease agreements that specify minimum rentals with lease terms ranging from two to two and a half years. The Company’s rent expense for the three months ended September 30, 2023 and 2022 was $0.8 million and $0.6 million, respectively. The Company’s rent expense for the nine months ended September 30, 2023 and 2022 was $1.2 million and $1.7 million, respectively. Rent expense is included in general and administrative expense in the Consolidated Statements of Operations. Scheduled rent increases, if any, are amortized on a straight-line basis over the lease term.

Our lease agreements generally do not provide an implicit borrowing rate; therefore, an internal incremental borrowing rate is determined based on information available at lease commencement date for purposes of determining the present value of lease payments. We used the incremental borrowing rate on September 30, 2023 and December 31, 2022 for all leases that commenced prior to that date. In determining this rate, which is used to determine the present value of future lease payments, we estimate the rate of interest we would pay on a collateralized basis, with similar payment terms as the lease and in a similar economic environment.

Lease Costs

(In thousands)	Three months Ended September 30, 2023	Three months Ended September 30, 2022
Components of total lease costs:
Operating lease expense	$791	$826
Total lease costs	$791	$826

(In thousands)	Nine months Ended September 30, 2023	Nine months Ended September 30, 2022
Components of total lease costs:
Operating lease expense	$1,188	$1,192
Total lease costs	$1,188	$1,192

Lease Positions as of September 30, 2023 and December 31, 2022

Right of use, or ROU, lease assets and lease liabilities for our operating leases are recorded on the balance sheet as follows:

	September	December 31,
(In thousands)	2023	2022
Assets
Right of use asset – long term	$1,560	$2,693
Total right of use asset	$1,560	$2,693
Liabilities
Operating lease liabilities – short term	$1,488	$1,488
Operating lease liabilities – long term	93	1,084
Total lease liability	$1,581	$2,572

Lease Terms and Discount Rate

Weighted average remaining lease term (in years) – operating leases	1.0
Weighted average discount rate – operating leases	4%

Future minimum lease payments, which include non-cancelable operating leases at September 30, 2023, are as follows:

Year ending December 31,	(In thousands)
2023 (remainder)	$502
2024	1,071
2025	5
2026	3
Thereafter	-
Total minimum lease payment	$1,581

10.	LITIGATION

From time to time, in the normal course of operations, the Company is subject to litigation matters and claims, including claims relating to employee relations and business practices. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company’s operations or its financial position, liquidity, or results of operations.

On November 30, 2020, Adult Use Holdings, Inc. (“Adult Use”) and Zola Ventures Ltd. (“Zola”) initiated arbitration claiming that the Company owed CA$ 3 million to Adult Use and Zola in connection with alleged funding to the Company of CA$ 30.0 million by Bridging Finance Group. On December 21, 2020, the Company brought counterclaims against Adult Use, Zola, and their principals Adam Salman and Igor Gimelshtein. On May 14, 2021, the Company applied for summary disposition of the claim for CA$ 3 million brought by Adult Use and Zola. On August 4, 2021, the arbitrator granted the Company’s application and issued a Partial Final Award dismissing Adult Use’s and Zola’s claim. The United States District Court for the Southern District of New York subsequently affirmed the Partial Final Award and its dismissal of Adult Use’s and Zola’s claims against the Company in a decision issued September 28, 2022. On November 8 and November 11, 2022, the arbitrator held hearings in connection with the Company’s counterclaims.  On December 23, 2022, the Company filed an application for costs and attorneys’ fees. On June 3, 2023, the Company was awarded $399 thousand of costs and attorneys’ fees for prevailing against the CA$ 3 million claim brought against the Company and for the Counterclaim Respondents’ conduct that unnecessarily increased the costs of the arbitration. As result, the Company has not recorded a reserve with respect to this litigation.

11.	LOSS PER SHARE

In accordance with the provisions of ASC 260, Earnings Per Share, net loss per share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. The results of operations were net losses for the three and nine months ended September 30, 2023 and 2022. The following table sets forth the computation of basic and diluted earnings per share attributable to common stockholders for the three and nine months ended September 30, 2023 and 2022:

	(In thousands, except shares and per-share information)
	Three months ended		Nine months ended
	September 30,		September
	2023	2022	2023	2022
Basic and diluted loss per share:
Net loss attributable to FaZe Holdings Inc., basic and diluted	$(7,201)	$(130,598)	$(35,597)	$(149,462)
Weighted-average common shares outstanding, basic and diluted	68,234,009	54,590,538	66,315,727	32,144,653
Net loss per share, basic and diluted	$(0.10)	$(2.39)	$(0.54)	$(4.65)

During a loss period, the effect of the potential exercise of stock options, warrants, convertible preferred stock, and convertible debt are not considered in the diluted loss per share calculation since the effect would be antidilutive. The Company did not have any participating securities in the periods presented. The Company had 1,680,774 fully vested warrants pursuant to which common shares were issuable for little to no consideration outstanding as of the Closing Date and for the year ended December 31, 2021. These warrants were exercised during the Business Combination. The Company considered these warrants outstanding in the context of basic loss per share and included these warrants in the weighted-average shares of common stock outstanding for the period until converted.

The Company had antidilutive shares for the three and nine months ended September 30, 2023 and 2022. The following securities were not included in the computation of diluted shares outstanding for the three and nine months ended September 30, 2023 and 2022 because the effect would be antidilutive:

	As of September 30, 2023	As of September 30, 2022
Convertible preferred stock	—	—
Public Warrants	5,750,000	5,750,000
Private Placement Warrants	173,333	173,333
Seller Earn-out	5,312,098	5,312,098
Sponsor Earn-out Shares	2,156,250	2,156,250
Legacy FaZe preferred warrant	—	—
Unvested restricted stock award	2,492,527	2,248,834
Unvested restricted stock units	2,685,616	—
Stock options	18,859,673	18,055,159
Total potentially dilutive common stock equivalents	37,429,497	33,695,674

12.	SUBSEQUENT EVENTS

In preparing the consolidated financial statements, the Company has evaluated subsequent events through November 13, 2023, which is the date the Condensed Consolidated Financial Statements were available for issuance.

GameSquare Merger Agreement

On October 19, 2023, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”), with GameSquare Holdings, Inc., a British Columbia corporation (“GameSquare”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of GameSquare ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving such Merger as a wholly-owned subsidiary of GameSquare.

On the terms and subject to the conditions of the Merger Agreement, each share of common stock, par value $0.0001 per share, of the Company (the “FaZe Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held in treasury by FaZe or held directly by GameSquare or Merger Sub) will be converted into the right to receive 0.13091 (the “Exchange Ratio”) of a fully paid and non-assessable share of common stock, no par value, of GameSquare (the “GameSquare Common Stock”) and, if applicable, cash in lieu of fractional shares of FaZe Common Stock, subject to any applicable withholding.

At the Effective Time, (i) all of the Company’s equity awards outstanding immediately prior to the Effective Time, including options to purchase shares of FaZe Common Stock and each share of FaZe Common Stock subject to vesting, repurchase, or other lapse of restrictions will be assumed by GameSquare and converted into GameSquare equity awards on substantially the same terms, except that the assumed equity awards will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio and (ii) all outstanding FaZe warrants exercisable for shares of FaZe Common Stock will be assumed by GameSquare and converted into GameSquare warrants on substantially the same terms, except that the assumed warrants will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio.

Under the Merger Agreement, GameSquare has agreed to appoint to its board of directors two persons determined by the Company, and a third member to be mutually agreed upon by the Company and GameSquare prior to the Effective Time, as of the Effective Time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

In addition, in connection with the Merger, GameSquare is to complete a financing involving the raising of additional capital or commitments to be made available to it following the Merger consisting of (i) a private placement in public equity to raise $10,000,000 through the sale of GameSquare Common Stock (the “Pipe Financing”), subject to reduction to the minimum extent necessary based on applicable restrictions pertaining to GameSquare’s issuance of shares of GameSquare Common Stock under NASDAQ Listing Rule 5635, or any other applicable rule imposed by applicable stock exchanges, which financing is supported by the backstop obligation by Goff & Jones Lending Co, LLC (the “Backstop Investor”) under the Backstop Agreement; (ii) GameSquare shall have entered into an asset-based loan facility agreement (the “Financing and Security Agreement”) with SLR Digital Finance LLC, as lender (the “Lender”), having a three (3) year term and providing for maximum aggregate borrowings thereunder at any one time of not less than $10,000,000, and such facility agreement shall be in full force and effect as of the Closing with no principal amounts drawn thereunder; and (iii) GameSquare shall have consummated after the date of the Merger Agreement and prior to closing of the Merger a disposition of non-core assets of GameSquare having a gross sales price of approximately $4,000,000 (subject to certain earnout provisions).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our historical Condensed Consolidated Financial Statements and the related notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this report, including statements regarding the Company’s strategy, future operations and financial performance, estimated financial position, estimated revenue and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expect,” “will,” “continue,” “increase,” and/or similar expressions that concern strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are based on management’s belief or interpretation of information currently available. These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this report, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and conditions (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs; litigation and regulatory proceedings relating to our business, including the ability to adequately protect our intellectual property rights; our limited operating history and uncertain future prospects and rate of growth due to our limited operating history; our ability to continue to monetize our platform; our ability to grow market share in our existing markets or any new markets we may enter; our ability to maintain and grow the strength of our brand reputation; our ability to manage our growth effectively; our ability to retain existing and attract new Esports professionals, content creators and influencers; our success in retaining or recruiting, or changes required in, our officers, directors and other key employees or independent contractors; our ability to maintain and strengthen our community of brand partners, engaged consumers, content creators, influencers and Esports professionals, and the success of our strategic relationships with these and other third parties; risks related to data security and privacy, including the risk of cyber-attacks or other security incidents; our ability to secure future financing, if needed, and our ability to repay any future indebtedness when due; the impact of the regulatory environment in our industry and complexities with compliance related to such environment, including our ability to comply with complex regulatory requirements; our ability to maintain an effective system of internal control over financial reporting; our ability to respond to general economic conditions, including market interest rates; and other risks identified in Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and our other filings with the SEC.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Forward-looking statements speak only as of the date they are made. While the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Our Business

We are a digitally-native lifestyle and media brand founded and rooted in gaming and youth culture.

We are at the forefront of the global creator economy, which is an industry centered around innovative digital content development fueled by social media influencers, creators and businesses who monetize their content online. With a leading digital content platform created for and by Generation Z and Millennials, we have established a highly engaged and growing global fanbase, with social media reach (see our key performance indicator, “Total Reach”) of over 505 million as of September 30, 2023, which number, as explained in our discussion of “Key Performance Indicators” also includes the accounts of individual members of FaZe’s talent team.

We produce engaging content, merchandise, consumer products and experiences, and create advertising and sponsorship programs for leading national brands. With approximately 83% of our audience between the ages of 13-34 as of September 30, 2023, we have unlocked key relationships with a coveted demographic that has long proven difficult to reach for traditional media companies and advertisers. We have several revenue streams including brand sponsorships, content, consumer products, and Esports.

As the recognition of our brand is an important component to our success, we have obtained and protected a strategic set of intellectual property registrations and applications, including for our brand, throughout the world.

Our principal business operations are located in the United States, and we also have a location in Canada. We are assessing potential opportunities to expand our operational footprint in North America and internationally through strategic initiatives, including M&A transactions.

On July 19, 2022, we completed the Business Combination. At the closing of the Business Combination, we received approximately $113.7 million in gross proceeds and $57.8 million in net proceeds in connection with the Business Combination.

Compared to 2022, our revenues and gross profit in 2023 decreased. This change was primarily driven by decrease in the Brand sponsorship business and secondarily by Content business. Brand sponsorship revenue decreased by $13.4 million primarily due to a lack of new brand deals and the delayed timing of renewals of existing sponsorship deals for the financial period 2023. Content revenue decreased by $0.4 million, this reduction is related to a content library sale which occurred in 2022, in 2023 no content library sales have occurred. In addition, the Company had increased costs in compensation and benefits, stock compensation expense and professional services fees as a result of the growth of the business and of becoming a public company. As a result, Net Loss for the nine months ended September 30, 2023 increased to $35.4 million, compared to $149.5 million for the nine months ended September 30, 2022. See the “Results of Operations” subsection for further details. The following table summarizes our financial results for the three and nine months ended September 30, 2023 and 2022.

	Three months ended
	September 30,
(In thousands)	2023	2022
Total Revenues	$12,510	$14,012
Gross Profit	851	3,542
Net Loss	(7,201)	(130,598)
Adjusted EBITDA(1)	(4,769)	(11,959)

	Nine months ended
	September 30,
(In thousands)	2023	2022
Total Revenues	$36,749	$48,621
Gross Profit	3,170	13,974
Net Loss	(35,597)	(149,462)
Adjusted EBITDA(1)	(21,446)	(22,396)

(1)	Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Information” below for our definition of, and additional information about, adjusted EBITDA and for a reconciliation to net loss, the most directly comparable U.S. GAAP financial measure.

Key Performance Indicators

In addition to U.S. GAAP and non-GAAP financial measures, we regularly review several metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial plans and make strategic decisions. Our key metrics are calculated using internal company data based on the activity of fan accounts and the metrics described below. While these numbers are based on what we believe to be reasonable estimates of our fanbase for the applicable period of measurement, there are inherent challenges in measuring usage of our platform across large online and mobile populations around the world. The methodologies used to measure these metrics require significant judgment. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue.

Total Reach

Our Total Reach represents the aggregate number of user accounts, or “fans,” that subscribe to or follow FaZe content across YouTube, Twitter, Instagram, TikTok and Twitch, measured at the end of the reporting period and based on publicly available data. Our calculation of Total Reach may count the same individual multiple times if an individual follows or subscribes to FaZe content on multiple platforms; therefore, our Total Reach metric may inflate the number of individuals, as opposed to user accounts, reached by our content. Therefore, we supplement our understanding of the reach of our content, as well as our monetization opportunities, with the Aggregate YouTube Subscribers metric, which only includes subscribers on our primary platform and is explained further in the following section. Nonetheless, we believe that Total Reach is a useful metric because, regardless of whether our content reaches an individual through one or multiple platforms or channels, we view each such instance as a unique opportunity to strengthen and, ultimately, to monetize our relationship with the individual accountholder, whether by selling consumer products online, by incrementally increasing our advertising revenue due to viewership or by inspiring attendance at our live events, among other opportunities. Further, one individual following us across multiple platforms could generally signal higher audience engagement, and as such may lead to higher monetization potential, than one individual following us on only one platform.

We find Total Reach to be a useful metric for predicting future revenues because, as an audience-driven company, we generally interpret an increase in our Total Reach to signal an overall increase in the strength of our brand and to represent a corresponding increase in the number of opportunities for our content to reach our audience and expose them to our brand, content and products, which may drive additional monetization opportunities through increased engagement with FaZe. Further, we believe the fact that an individual follows FaZe across multiple platforms or follows several FaZe content creators may signal their amenability to purchase our products, grow the FaZe community by engaging with other fans and continue consuming our content in the future. In addition, we believe each fan added to our Total Reach represents a new avenue through which we can reach additional fans as they spread awareness of our brand by sharing and posting about FaZe content to their own followers. Individuals who follow or subscribe to FaZe content on multiple platforms represent multiple such avenues, and the more their followers differ between platforms, the more avenues are opened to FaZe content. We believe an increase in Total Reach also signals our ability to attract additional sponsorships and sponsorship deals or sell consumer products. However, an increase in Total Reach may not directly result in an increase in content revenues. Our Total Reach includes fans of the channels of certain popular celebrity members of FaZe that we have contractually agreed not to directly monetize, including Calvin “Snoop Dogg” Cordozar Broadus Jr. An increase in Total Reach from fans on such channels will not directly result in an increase in content revenue. Nonetheless, we expect our partnerships with these celebrity members of FaZe to result in increased engagement as a result of cross-exposure to our brand through their channels, which strengthens the FaZe brand and which we believe will further increase our Total Reach and can indirectly increase our revenue over time. Additionally, when our Total Reach increases, our content and other revenues may not increase immediately given the lag time between when subscriptions are recorded and when we are able to monetize subscriptions, including generating Google AdSense revenues, selling consumer products and leveraging our Total Reach metric to attract additional sponsors and sponsorship deals. Conversely, a decrease in our Total Reach may be an indicator of an unfavorable trend in future revenues. Therefore, we use the Total Reach metric for revenue planning, although the numerical correlation between Total Reach and future revenues varies and cannot be precisely predicted in either the short term or long term.

The timing difference between a change in Total Reach and change in revenues may be particularly pronounced if the change in Total Reach metric reflects a large spike or large drop as the result of adding a channel to our network or removing a channel from our network. That is, if we sign a contract with a new talent member who has a large pre-existing pool of social media subscribers, our Total Reach will also increase as these pre-existing subscribers are added to our Total Reach metric. For example, our Total Reach increased significantly between March 31, 2022 and March 31, 2023, primarily due to Calvin “Snoop Dogg” Cordozar Broadus Jr. joining as a member of FaZe’s talent network. Conversely, if talent members leave the FaZe network due to contract expiration or termination, we record an immediate decrease in our Total Reach in an amount equal to the Total Reach of the talent that left the FaZe network. When we have a spike or drop in Total Reach due to the various circumstances described above, we do not expect to necessarily see immediate spikes or drops in content and other revenues but may see future changes in revenues given the lag time described in the preceding paragraph.

	As of September 30,
(In thousands)	2023	2022
Total Reach(1)	504,526	526,268
YouTube	131,867	135,974
Twitter	78,215	83,452
Instagram	177,682	180,312
TikTok	81,783	83,948
Twitch	34,979	42,582

(1)	The Total Reach amount includes subscribers of channels for Calvin “Snoop Dogg” Cordozar Broadus Jr. and certain other celebrity talent that FaZe is not contractually allowed to directly monetize. Such channels contributed to a Total Reach of 212.6 million and 197.9 million as of September 30, 2023 and September 30, 2022, respectively. Therefore, channels that FaZe is contractually allowed to directly monetize contributed to a Total Reach of 291.9 million and 328.4 million as of September 30, 2023 and September 30, 2022, respectively.

Aggregate YouTube Subscribers

Our Aggregate YouTube Subscribers metric is the number of subscribers our total talent pool has on their FaZe co-branded YouTube channels, the company programmed FaZe Clan YouTube channel, as well as the FaZe Affiliated channels measured at the end of the reporting period and based on publicly available data. Aggregate YouTube Subscribers includes subscribers for each YouTube channel programmed by talent members as well as company programmed YouTube channels. We consider each YouTube Subscriber to be a subscriber on YouTube, measured separately for each individual talent member. As such, one hypothetical subscriber may be included in several instances within the Aggregate YouTube Subscribers metric if that individual were to subscribe to the channels of multiple members of our talent pool.

We believe Aggregate YouTube Subscribers is a better approximation of our unique audience than other measures of reach available to us. That is, although Aggregate YouTube Subscribers may count the same individual subscriber multiple times if that individual subscribes to multiple FaZe talent members on YouTube, this metric does not include individuals who subscribe to FaZe across multiple platforms in the calculation. Also, the potential for inflation of Aggregate YouTube Subscribers due to the same individual subscribing to multiple FaZe talent members is partially offset by the omission of individuals who subscribe to FaZe only on platforms other than YouTube.

We believe an increase in Aggregate YouTube Subscribers signals an overall increase in the strength of our brand, which in turn signals our ability to attract additional sponsorships and sponsorship deals or sell consumer products. An increase in Aggregate YouTube Subscribers may not directly result in an increase in content revenues because our Aggregate YouTube Subscribers includes subscribers on channels that we are not contractually allowed to monetize. If the channels contributing to the increase in our Aggregate YouTube Subscribers are channels that FaZe is contractually allowed to monetize, then an increase in Aggregate YouTube Subscribers may directly result in an increase in content revenues, but if the channels contributing to the increase in Aggregate YouTube Subscribers are not channels that FaZe is contractually allowed to monetize, then an increase in Aggregate YouTube Subscribers would not directly result in an increase in content revenues but can indirectly result in an increase in overall revenue over time because we believe the increase in Aggregate YouTube Subscribers strengthens the FaZe brand. Additionally, an increase in our Aggregate YouTube Subscribers may not correlate with current or historic revenues but may represent additional monetization opportunities across our various revenue streams. When our Aggregate YouTube Subscribers increase, our content and other revenues may not increase immediately, given the additional lag time before we are able to monetize the subscriptions, including generating Google AdSense revenues, selling consumer products, and leveraging our Aggregate YouTube Subscribers metric to attract additional sponsors and sponsorship deals. Conversely, a decrease in our Aggregate YouTube Subscribers may be an indicator of an unfavorable trend in future revenues. Therefore, we find the use of the Aggregate YouTube Subscribers metric useful for our revenue planning, although the numerical correlation between Aggregate YouTube Subscribers and future revenues varies and cannot be precisely predicted in either the short term or long term.

The timing difference between a change in Aggregate YouTube Subscribers and a change in revenues may be particularly pronounced if the change in Aggregate YouTube Subscribers metric reflects a large spike or large drop as the result of adding a channel to our network or removing a channel from our network. For example, if we sign a contract with a new talent member who has a large pre-existing pool of YouTube subscribers, our Aggregate YouTube Subscribers will also increase as these pre-existing subscribers are added to our Aggregate YouTube Subscribers metric. Conversely, if talent members leave the FaZe network due to contract expiration or termination, we record an immediate decrease in our Aggregate YouTube subscribers metric in an amount equal to the YouTube subscribers of the talent that left the FaZe network. When we have a spike or drop in Aggregate YouTube Subscribers due to the various circumstances described above including, for instance, the addition of Calvin “Snoop Dogg” Cordozar Broadus, Jr. to FaZe’s talent network in the first quarter of 2022, we do not expect to necessarily see immediate spikes or drops in content and other revenues but may see future changes in revenues given the lag time described in the preceding paragraph.

	As of September 30,
(In thousands)	2023	2022
Aggregate YouTube Subscribers	131,867	135,974
Company Programmed FaZe Clan YouTube Channel Subscribers	8,943	8,859
FaZe Co-branded Channel Subscribers	112,538	117,514
FaZe Affiliated Channels(1)	10,386	9,601

(1)	FaZe Affiliated Channels are channels that are not co-branded but are closely affiliated with our talent. This includes Calvin “Snoop Dogg” Cordozar Broadus Jr., All Grown Up, and Nuke Squad.

Average Revenue per YouTube Subscriber (“ARPU”)

ARPU is defined as our total consolidated U.S. GAAP revenues for the selected period divided by our total Aggregate YouTube Subscribers as of period end. We believe ARPU is an indicator of how effective we are at monetizing our Aggregate YouTube Subscribers. A high ARPU may reflect that we are monetizing our audience effectively and, conversely, a low ARPU may reflect the opportunity for additional monetization with respect to our Aggregate YouTube Subscribers. Please see above for the assumptions underlying the calculation of our Aggregate YouTube Subscribers.

While we believe changes in our total consolidated U.S. GAAP revenues are correlated with our Aggregate YouTube Subscribers over the long term, there may be short term dislocations in the metric due to timing differences in audience growth and monetization. For example, our Aggregate YouTube Subscribers may grow more quickly when compared to our revenues due to the lag time related to the monetization of our Aggregate YouTube Subscribers, as described in the “Aggregate YouTube Subscribers” subsection above, resulting in lower or unchanged period over period ARPU, especially if we gain additional Aggregate YouTube Subscribers toward the end of a reporting period. Conversely, if we lose Aggregate YouTube Subscribers toward the end of a reporting period, we may see decreased or relatively flat Aggregate YouTube Subscribers, whereas the full period will not reflect the revenue impact of the decreased monetization potential.

Additionally, because ARPU is measured as revenue for a particular period over a point-in-time metric, Aggregate YouTube Subscribers, ARPU will generally be smaller for interim time periods than annual periods. Therefore, ARPU for interim periods should only be compared to interim periods of the same length, and annual periods should only be compared to other annual periods.

In future periods, we expect to increase the monetization of our Aggregate YouTube Subscribers through growth in our existing monetization channels and expansion into new ways of monetizing our audience, all of which we believe will be aided by additional access to capital and a more established brand. Therefore, we expect our ARPU to increase over time.

	Nine months ended
	September 30,
(In thousands)	2023	2022
ARPU	$0.28	$0.36

Total Number of Significant Sponsors

Total Number of Significant Sponsors is defined as the number of sponsorship deals directly contracted with FaZe that have a contractual value of over $0.5 million and are active during the reported period. This metric helps us forecast future revenue, since we know the contract value of a sponsorship when the contract is signed but recognize the revenue ratably over the sponsorship term. At the same time, if we sign a significant sponsorship deal towards the end of a reportable period, we may not recognize a significant portion of the revenue until the following period.

We believe this metric provides insight into the drivers of changes in our brand sponsorships revenue. Our brand sponsorships revenue is most closely aligned with this metric, as our brand sponsorship revenue is correlated with increases in Total Number of Significant Sponsors.

	Three months ended
	September
	2023	2022
Total Significant Sponsors	5	8

	Nine months ended
	September 30,
	2023	2022
Total Significant Sponsors	9	11

Key Factors Affecting Our Current and Future Results

Our financial position and results of operations depend to a significant extent on the following factors:

Evolving Digital Economy

Our success has depended and will continue to depend on our ability to remain at the forefront in digital-entertainment trends, including social media.

We believe we are well-positioned as a digitally native lifestyle and media platform in the global content industry, which continues to evolve towards digital and social platforms each of which are poised for further growth.

We attribute our growth in part to the diverse content we have developed and produced in the form of digital media, social media, consumer products sales, and livestreaming events distributed across several platforms including YouTube, Twitch,, Instagram, Twitter, and TikTok. Further, our brand, which is a digital native lifestyle brand rooted in gaming and youth culture, is well-positioned for future opportunities in areas such as subscription offerings, live events, fan clubs, virtual dining concepts, game publisher collaborations, Web3 and the general growth and adoption of the metaverse, and interconnected digital reality.

As a leading digital content platform created for and by Generation Z and Millennials, we have established a highly engaged growing global fanbase, with a Total Reach of over 505 million as of September 30, 2023, including those of individual members of FaZe (see “Key Performance Indicators — Total Reach”).

Ability to Recruit and Retain Talent

Our talent pool creates content for, and forms other partnerships with, our brand. Our diverse talent pool of creators and players are the face of our brand. Therefore, our current and future growth depends on our ability to retain our current talent and attract new talent. However, as we have grown our talent roster, we have made sure to not rely on any single individual to carry the brand, but rather have worked to develop a broad talent base, where each person is able to grow their own brand within the overall FaZe platform.

Competitive Landscape

Due to our digitally native lifestyle and media platform and diverse sources of monetization, our business may face competition from online content creators, lifestyle brands, digital media companies, traditional sports teams, or other Esports companies. If more direct competitors emerge in the marketplace, our performance and results of operations will depend on our ability to retain market share through activities including generating innovative content and forming and retaining strategic partnerships.

COVID-19

Due to the COVID-19 pandemic, our historical operating results for the three months ended September 30, 2023 and 2022 may not be comparable to past and future periods. As a result of changed consumer behavior under COVID-19 lock-down orders, the already-growing online gaming and digital content industries saw a major uptick in video game usage, streaming viewership, content viewership, console sales, and more users on many gaming platforms. This helped further accelerate the pre-pandemic growth in popularity of our content creators and the FaZe content channels, and made the content we offer a bigger part of mainstream digital entertainment. On average, our content creators saw an increase in viewership after the start of the pandemic and viewership on FaZe’s YouTube channel and certain of FaZe’s talent YouTube channels has been down from the highest levels experienced during pandemic stay-at-home measures.

Moreover, the fact that most of our products and services do not involve physical customer interaction may have provided us a competitive advantage during the COVID-19 pandemic, as customers can access most of our services and product offerings while social distancing or without any physical presence. As in-person entertainment has re-gained popularity, we may face increased competition and see drops in engagement as it relates to our content and brand sponsorship revenue streams. Esports revenues increased as government restrictions surrounding in-person events decreased.

Overall Market and Economic Conditions

Changing market and economic conditions, including rising interest rates and inflation, may positively or negatively impact our revenues, which depend on discretionary spending from consumers and corporate sponsors. Much of our business is resistant to changes in disposable consumer income, as consumers do not currently need to pay to access most of our content. However, in periods of slowing economic recovery or recession, decreases in disposable corporate income could negatively impact our revenues if companies decrease sponsorship and advertising spend. Our consumer products business is dependent on consumer discretionary spending, which is highly sensitive to changing market conditions, and a decline in discretionary spending could have an adverse impact on our results.

Key Components of Sales and Expenses

Revenue

We have the following major revenue types:

●	Brand Sponsorships: We offer advertisers an association with the FaZe brand, which we deliver through various promotional vehicles that are highly tailored to reach our target audience. These vehicles include, but are not limited to, online advertising, livestream announcements, content generation, social media posts, logo placement on FaZe’s official merchandise, and special appearances by members of our talent network. Brand deals are made through the FaZe sales team and provide the sponsor an association with our brand across the FaZe platform, including the full roster of FaZe talent. Revenues from our larger brand sponsorship agreements are typically based on a term and are recognized ratably over the contract term. Payment terms and conditions vary by contract type, but payments are generally due periodically throughout the term of the contract. Some smaller sponsorship deals are based on a specific deliverable and not a term, and are recognized and invoiced when delivered.

We also offer talent deals, which are typically smaller in size than brand deals. Talent deals are made directly with individual FaZe talent members to promote a brand or product within content created by the selected talent. These deals are often sourced and negotiated by FaZe employees and include FaZe as a counterparty. Payment terms are similar to our brand deals, with talent receiving a contractually negotiated percent of the revenue as a fee.

●	Content: We generate original content that we monetize through Google’s AdSense service, which permits Google to place paid advertisements on FaZe branded YouTube sites. Revenue is generated when the advertisement is viewed on a “cost per view” or “cost per click” basis. Each time a fan views a FaZe-programmed YouTube page, Google will display an advertisement to the fan. Depending on the type of advertisement the advertiser agrees to with Google, the advertiser agrees to pay Google based on the number of views or the number of times a fan clicks on the advertisement. This cost per view or cost per click can vary substantially depending on the channel, content, and seasonality. Google pays us a percentage of what Google charges the advertiser, and we receive reporting from Google, which we use to recognize revenue on a revenue-per-thousand playbacks basis, which represents a blend of cost per view and cost per click advertisements.

●	Consumer Products: We sell consumer products directly to end users online (predominantly on our website but also on other websites, including those of our partners) and at events.

●	Esports: Our Esports revenue consists of league participation revenue, prize money, player transfer fee revenue, and licensing of intellectual property revenue. League participation revenue is generated from our participation in closed Esports leagues, which historically share net revenue between all partnered teams on a pro rata basis, with FaZe receiving between 4% and 8%, subject to a minimum guarantee. Prize money is earned by competing in organized competitions and successfully placing at a level where the organizer has offered a prize. Prize money is typically paid to FaZe by the competition organizer and we will then distribute a percentage of the money to players based on contractually agreed terms. Player transfer fee revenue is earned through player transfer agreements which compensate FaZe for the release of a team member from their agreement with FaZe. Licensing of intellectual property revenue is royalty revenue in connection with the usage of our brand logo during each game or tournament.

We expect to grow our revenues primarily through increased organic growth as our brand builds momentum, which results from engagement of our talent with our audience, building strategic partnerships and generating new, innovative content and products.

Cost of Revenue

Cost of revenue primarily consists of amounts paid to talent and other contractors, as we perform the underlying services related to satisfying the performance obligations under our agreements. It also includes other costs, such as those related to textiles, labor, and license fees associated with consumer products.

We expect our cost of revenue to increase primarily due to the increased volume of new strategic partnerships and the organic growth of our other revenue initiatives.

General and Administrative

General and administrative costs consist primarily of personnel-related expenses, rent and premises costs, professional service fees, and other general corporate expenses.

We are incurring higher general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses, investor relations activities, and other administrative and professional services. We are constantly reviewing the size of our general and administrative function to support the growth of our business and other costs associated with being a public company and have implemented cost savings initiatives to reduce general and administrative expenses. It is possible, however, that our general and administrative expenses will increase in absolute dollars as our business grows. Additionally, we expect to incur increased general and administrative expenses related to the GameSquare Merger.

Sales and Marketing

Sales and marketing costs consist primarily of promotional, public relations, and advertising expenses. Sales and marketing costs also include other general marketing expenses.

Interest Expense, Net

We incurred interest expense from our outstanding debt obligations, including our senior convertible promissory note issued in 2020, our other convertible promissory notes issued in 2020 and 2021, the PPP loan (defined below) and the 2022 B. Riley Term Loan (defined below). On July 19, 2022, we completed the Business Combination, upon which all convertible notes were converted into common stock and other debts were paid in full with the proceeds of the Merger. After the consummation of the Business Combination on July 19, 2022 and as of September 30, 2023, the Company does not have any outstanding long-term debt. Debt agreements are explained further in the “Liquidity and Capital Resources” section below.

Change in Fair Value of Warrant Liabilities

We incur a change in fair value of warrant liabilities as a result of remeasuring our warrant liabilities each reporting period. See “Note 6, Private Placement Warrants and Recurring Fair Value Measurements, of the notes to the Condensed Consolidated Financial Statements for additional information.

Other (Income)/Expense

Other (income)/expense consists primarily of miscellaneous expenses and foreign currency gain or loss.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, and the respective changes between comparative periods.

	The three months ended September 30,
(In thousands, except for percentages)	2023	2022	$ Change	% Change
Total revenues	12,510	14,012	(1,502)	(10.7)%
Cost of revenues	11,659	10,470	1,189	11.4%
Gross Profit	851	3,542	(2,691)	(76.0)%
Operating Expenses:
General and administrative	9,324	16,928	(7,604)	(44.9)%
Sales and marketing	148	1,479	(1,331)	(90.0)%
Impairment of content assets	-	-	-	-%
Loss from operations	(8,621)	(14,865)	6,244	(42.0)%
Other (income)/expense:
Interest expense, net	(137)	459	(596)	(129.8)%
Change in fair value of warrant liabilities	(10)	(19)	9	47.4%
Loss on debt extinguishment	-	115,292	(115,292)	100.0%
Other (income)/expense	(1,273)	1	(1,274)	(127,400.0)%
Total other (income)/expense:	(1,420)	115,733	(117,153)	(101.2)%
Net Income (Loss)	(7,201)	(130,598)	123,397	94.5%

	The nine months ended September 30,
(In thousands, except for percentages)	2023	2022	$ Change	% Change
Total revenues	36,749	48,621	(11,872)	(24.4)%
Cost of revenues	33,579	34,647	(1,068)	(3.1)%
Gross Profit	3,170	13,974	(10,804)	(77.3)%
Operating Expenses:
General and administrative	39,336	39,025	311	0.8%
Sales and marketing	503	3,557	(3,054)	(85.9)%
Impairment of content assets	-	1,073	(1,073)	(100.0)%
Loss from operations	(36,669)	(29,681)	(6,988)	23.5%
Other (income)/expense:
Interest expense, net	(497)	4,491	(4,988)	(111.1)%
Change in fair value of warrant liabilities	(23)	(19)	(4)	(21.1)%
Loss on debt extinguishment	-	115,292	(115,292)	100.0%
Other (income)/expense	(552)	17	(569)	(3,347.1)%
Total other (income)/expense:	(1,072)	119,781	(120,853)	(101.9)%
Net Income (Loss)	(35,597)	(149,462)	113,865	76.2%

Comparison of the three months ended September 30, 2023 and 2022

Net Income (Loss)

Net loss decreased by $123.4 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The Company’s revenues decreased by $1.5 million while general and administrative expenses decreased by $7.6 million in total.

Revenues

Revenues decreased by $1.5 million, or 11% for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. This change was primarily driven by a decrease in the Brand sponsorships business and secondarily by Content business. Brand sponsorships revenue decreased by $2.8 million primarily due to a lack of new sponsorship deals and the delay of renewals for existing sponsorship deals for the financial period 2023. The drop in revenue was offset by the increase of $2.2 million, in Esports revenue, due to an increase in tournament prize winnings.

The following table presents the Company’s revenue by type for the three months ended September 30, 2023 and 2022:

	Three months ended
	September 30,
(In thousands, except for percentages)	2023	2022	$ Change	% Change
Brand sponsorships	$4,225	$7,072	(2,847)	(40.3)%
Content	3,316	4,098	(782)	(19.1)%
Consumer products	439	471	(32)	(6.8)%
Esports	4,482	2,322	2,160	93.0%
Other	48	49	(1)	(2.0)%
Total revenue	$12,510	$14,012	(1,501)	(10.7)%

Cost of Revenues

Cost of revenue increased by $1.2 million, or 11% for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. Esports costs increased by $2.5 million primary due to an increase in tournament prize winnings payouts. The increase in cost is offset by the decrease of talent costs of $0.9 million.

General and Administrative

General and administrative expenses decreased by $7.6 million, or 45% for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. Our compensation and benefits costs decreased by $5.2 million due to a decrease of headcount with respect to company restructuring. For the three months ended September 30, 2023, we also experienced a $0.3 million decrease in other professional fees and $0.4 million decrease in accounting and audit fees due to improved processes internally. Travel and Entertainment costs also decreased $0.6 million, in connection with better cost management of our business.

Sales and Marketing

Sales and marketing expenses decreased by $1.3 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022, primarily due to an overall decrease in marketing activities.

Interest Expense, Net

Net interest expense decreased by $0.6 million, for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. As result of the Business Combination, all convertible notes were converted into common stock and other debts were paid in cash with the proceeds from the Business Combination. After the consummation of the Business Combination on July 19, 2022 and as of September 30, 2023, the Company does not have any outstanding long-term debt. Debt agreements are explained further in the “Liquidity and Capital Resources” section below.

Other, net

Other expense decreased by $1.3 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 primarily due to the Employee Retention Tax Credit.

Comparison of the nine months ended September 30, 2023 and 2022

Net Income (Loss)

Net loss decreased by $113.9 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The Company’s revenues decreased by $11.9 million while general and administrative expenses increased by $0.3 million in total.

Revenues

Revenues decreased by $11.9 million, or 24% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. This change was primarily driven by decrease in the Brand sponsorships business and secondarily by Consumer products business. Brand sponsorships revenue decreased by $13.4 million primarily due to a lack of new sponsorship deals and the delay in renewals of existing sponsorship deals for the financial period 2023. Consumer products revenue decreased by $1.5 million, primarily due to a decrease in the amount of new products drops compared to the nine months ended September 30, 2022.

The following table presents the Company’s revenue by type for the nine months ended September 30, 2023 and 2022:

	Nine months ended
	September 30,
(In thousands, except for percentages)	2023	2022	$ Change	% Change
Brand sponsorships	$14,616	$28,054	(13,438)	(47.9)%
Content	9,658	10,641	(983)	(9.2)%
Consumer products	852	2,328	(1,476)	(63.4)%
Esports	11,537	7,285	4,252	58.4%
Other	86	313	(227)	(72.5)%
Total revenue	$36,749	$48,621	(11,872)	(24.4)%

Cost of Revenues

Cost of revenue decreased by $1.1 million, or 3% for the nine months ended September 30, 2023 compared to the Nine months ended September 30, 2022. This change was due to a decrease of consumer products cost of $1.3 million primarily as a function of lower consumer products revenues. Other costs decreased by $4.9 million for the nine months ended September 30, 2023 which is offset partially by the increase of Sponsorship and Esports costs of $1.6 million and $3.6 million, respectively, compared to the nine months ended September 30, 2022. The increase in Esports costs was primarily due prize money costs provided to talent members.

General and Administrative

General and administrative expenses decreased by $0.3 million, or 1% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to the additional cost of becoming a public company, and an increase in compliance and operational staffing in 2022. Our compensation and benefits costs increased by $0.5 million due to increased salaries and one time severance with respect to company restructuring. For the nine months ended September 30, 2023 we also experienced a $0.7 million decrease in other professional fees and $0.4 million decrease in accounting and audit fees due to improved processes internally. Travel and Entertainment costs also decreased $1.4 million, in connection with better cost management of our business.

Sales and Marketing

Sales and marketing expenses decreased by $3.1 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to an overall decrease in marketing activities.

Interest Expense, Net

Net interest expense decreased by $5.0 million, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. As result of the Business Combination, all convertible notes were converted into common stock and other debts were paid in cash with the proceeds from the Business Combination. After the consummation of the Business Combination on July 19, 2022 and as of September 30, 2023, the Company does not have any outstanding long-term debt.

Other, net

Other expense increased by $0.6 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Other expense primarily includes the Employee Retention Tax Credit.

Non-GAAP Information

Adjusted EBITDA, a non-GAAP measure, is a performance measure that we use to supplement our results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as net loss before share-based compensation expense, foreign currency gains and losses, interest expense, impairment of content assets, depreciation and amortization, change in fair value of warrant liabilities, loss on debt extinguishment, and non-recurring, non-operating expenses, such as severance. Adjusted EBITDA is used by the FaZe board and management as a key factor in determining the quality of our earnings (loss).

Adjusted EBITDA is a performance measure that we believe is useful to investors and analysts because it helps illustrate the underlying financial and business trends relating to our core, recurring results of operations and also enhances comparability between periods.

Adjusted EBITDA is not a recognized measure under U.S. GAAP and is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Investors should exercise caution in comparing our non-GAAP measure to any similarly titled measure used by other companies. This non-GAAP measure excludes certain items required by U.S. GAAP and should not be considered as an alternative to information reported in accordance with U.S. GAAP.

The table below presents our adjusted EBITDA, reconciled to our net loss for the periods indicated.

	Three months ended September 30,
(In thousands)	2023	2022
Net loss	$(7,201)	$(130,598)
Adjusted for:
Share-based compensation expense	1,359	2,337
Restructuring severance/recruiting/retention expense	236	—
Foreign exchange loss	—	3
Interest (income) expense	(138)	459
Depreciation and amortization of property and equipment	495	567
Amortization of intangible asset	68	—
Change in fair value of warrant liabilities (1)	(10)	(19)
Employee Retention Tax Credit	1,695	—
Loss on debt extinguishment	—	115,292
Other, net	(1,273)	—
Adjusted EBITDA	$(4,769)	$(11,959)

	Nine months ended September 30,
(In thousands)	2023	2022
Net loss	$(35,597)	$(149,462)
Adjusted for:
Share-based compensation expense	9,996	4,996
Restructuring severance/recruiting/retention expense	1,710	—
Foreign exchange loss	1	3
Interest expense	(497)	4,491
Impairment of content assets	—	1,073
Depreciation and amortization of property and equipment	1,488	1,230
Amortization of intangible asset	333	—
Change in fair value of warrant liabilities (1)	(23)	(19)
Employee Retention Tax Credit	1,695	—
Loss on debt extinguishment	—	115,292
Other, net	(552)	—
Adjusted EBITDA	$(21,446)	$(22,396)

(1)	Represents the change in the fair value of the Private Placement Warrants liability. (See Note 6 to the consolidated financial statements)

Liquidity and Capital Resources

Our ability to expand and grow our business in the short and long term will depend on many factors, including our working capital needs and the evolution of our operating cash flows.

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. We have financed our operations primarily through the proceeds from the Business Combination and PIPE offering, the sale of convertible preferred stock, and through debt agreements with third party lenders prior to the closing of the Business Combination. See below for a summary of our material debt and equity financing arrangements.

While the residual economic impacts of the COVID-19 pandemic, as well as a more uncertain macro-economic environment are difficult to assess or predict, the impact of these events may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. Nonetheless, the Company believes it has sufficient resources to fund its operations at least until twelve months from the date of issuance of these financial statements.

Our future short- and long-term capital requirements will depend on several factors, including but not limited to, the rate of our growth, our ability to attract and retain fans and brand sponsorships and their willingness to pay for our services. Further, we may enter into future arrangements to acquire or invest in businesses, products, services and strategic partnerships. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to scale back our existing operations and growth plans, which could have an adverse impact on our business and financial prospects and could continue to raise substantial doubt about our ability to continue as a going concern.

As of September 30, 2023, our principal source of liquidity was our cash in the amount of $17.2 million.

As of September 30, 2023, the Company had 173,333 private placement warrants outstanding with an exercise price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants, described in Note 7, Equity, of the notes to the consolidated financial statements, except that the Private Placement Warrants (including the common stock underlying the Private Placement Warrants) were not transferable, assignable or salable until August 18, 2022 and they are not redeemable by the Company for cash so long as they are held by the sponsor or its permitted transferees. During the nine months ended September 30, 2023 there was no exercise of any Private Placement Warrants.

Other Contractual Obligations, Commitments and Contingencies

We may be party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. We assess the need to record a liability for litigation and other loss contingencies, with reserve estimates recorded if we determine that a loss related to the matter is both probable and reasonably estimable. Legal settlements were immaterial for the three and nine months ended September 30, 2023 and 2022.

Our future contractual commitments related to future minimum payments for non-cancelable operating lease obligations at September 30, 2023 are $0.5 million, $1.1 million for 2024, and $0.0 million for 2025 and thereafter.

Cash Flows — The nine months ended September 30, 2023 and September 30, 2022

The following table summarizes our cash flows for the periods indicated (In thousands):

	Nine months ended September 30,
	2023	2022	$ Change	% Change
Net cash used in operating activities	$(21,219)	$(48,442)	26,803	55.8%
Net cash used in investing activities	(148)	(4,411)	4,263	96.6%
Net cash provided by financing activities	783	79,707	(78,504)	(99.0)%
Net increase (decrease) in cash and restricted cash	(20,584)	(26,854)	(47,438)	(176.7)%
Cash and restricted cash, beginning of period	37,807	17,618	20,189	114.6%
Cash and restricted cash, end of period	$17,223	$44,472	(27,249)	(61.3)%

Cash Flows Used in Operating Activities

We used $21.2 million in cash for operating activities in the nine months ended September 30, 2023 compared with $48.4 million used in the nine months ended September 30, 2022, a decrease of $26.8 million. This change was largely related to the changes in net loss of $113.9 million explained in the “Results of Operations” section, offset by the impact of various non-cash charges of $14.4 million explained in further detail below.

Net cash used in operating activities was $21.2 million for the nine months ended September 30, 2023. Our net loss of $35.6 million was partially comprised of non-cash charges including: stock-based compensation expense of $10.0 million, depreciation and amortization of $1.8 million, and bad debt expense of $1.4 million. Additionally, during the nine months ended September 30, 2023 changes in operating assets and liabilities decreased cash flows used in operations by $0.1 million, primarily due to a combination of an increase in accounts receivable of $4.0 million, a decrease in contract assets of $5.4 million, an increase in prepaid expenses and other assets of $1.9 million, a decrease in accounts payable and accrued expenses of $0.1 million and a decrease in contract liabilities of $1.3 million.

Net cash used in operating activities was $48.4 million for the nine months ended September 30, 2022. Our net loss of $149.5 million was partially comprised of non-cash charges: loss on debt extinguishment of $115.3 million, interest expenses of $4.5 million, stock-based compensation expense of $5.0 million, depreciation and amortization of $1.2 million, impairments to content assets of $1.1 million, bad debt expense of $0.4 million, and partially offset by additions to content assets of $0.6 million. Additionally, during the nine months ended September 30, 2022, changes in operating assets and liabilities increased cash flows used in operations of $25.8 million, primarily due to a combination of an increase in accounts receivable and contract assets of $11.7 million, an increase in prepaid expenses and other assets of $6.1 million, a decrease in accounts payable and accrued expenses of $9.7 million, a decrease in short-term debt of $0.4 million, and partially offset by an increase in contract liabilities of $2.2 million.

Cash Flows Used in Investing Activities

We used $4.3 million less in cash from investing activities in the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022 primarily due to decrease in purchases of property, plant and equipment of $0.1 million.

Net cash used in investing activities of $0.1 million for the nine months ended September 30, 2023 was due to purchases and leasehold improvements of property, plant and equipment of $0.1 million.

Net cash used in investing activities of $4.4 million for the nine months ended September 30, 2022 was due to purchases of property, plant and equipment of $3.8 million and purchases of intangible assets of $0.6 million.

Cash Flows Provided by Financing Activities

We generated $78.5 million less cash from financing activities in the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022, primarily due to minimal financing activities.

Net cash provided by financing activities of $0.8 million for the nine months ended September 30, 2023 was due to proceeds from the issuance of common stock in connection with the exercise of stock options of $0.8 million.

Net cash provided by financing activities of $79.7 million for the nine months ended September 30, 2022 was primarily due to proceeds from recapitalization of B. Riley 150 shares, net of B. Riley 150 transaction costs, of $164.6 million, proceeds from PIPE offering of $100.0 million, proceeds from issuance of term loan of $20.0 million, proceeds from the issuance of common stock in connection with the exercise of stock options of $0.2 million, and partially offset by payments for redemptions of B. Riley 150 shares of $159.0 million, payments of transaction fees by Legacy FaZe of $25.1 million, and payments of loan principal of $21.1 million.

Critical Accounting Policies and Estimates

Our Condensed Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, of the notes to the consolidated financial statements. Our critical accounting policies are described below.

Revenue Recognition and Contract Balances

Effective January 1, 2019, we adopted the new accounting standard under ASC 606, Revenue from Contracts with Customers (“ASC 606”) and related amendments, using the modified retrospective transition method for all contracts. Based on our assessment, the adoption of ASC 606 did not have a material impact to the Company’s Condensed Consolidated Financial Statements and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605, Revenue Recognition. For further information regarding the impact of the adoption of this standard, refer to Note 3, Summary of Significant Accounting Policies, of the notes to the consolidated financial statements.

The below describes our revenue recognition policies and significant judgments in further detail:

Brand Sponsorships

The Company offers advertisers a full range of promotional initiatives, including but not limited to online advertising, livestream announcements, content generation, social media posts, logo placement on the Company’s official merchandise, and special appearances of members of the Company’s talent roster. The Company’s brand sponsorship agreements may include multiple services that are capable of being individually distinct; however, the intended benefit is an association with the Company’s brand, and the services are not distinct within the context of the contracts. Revenues from brand sponsorship agreements are recognized ratably over the contract term. Payment terms and conditions vary, but payments are generally due periodically throughout the term of the contract. In instances where the timing of revenue recognition differs from the timing of billing, management has determined the brand sponsorship agreements generally do not include a significant financing component.

Content

The Company and our talent roster generate and produce original content, which the Company monetizes through Google’s AdSense service. Revenue is variable and is earned when the visitor views or “clicks through” on the advertisement. The amount of revenue earned is reported to the Company monthly and is recognized upon receipt of the report of viewership activity. Payment terms and conditions vary, but payments are generally due within 30 to 45 days after the end of each month.

The Company grants exclusive licenses to customers for certain content produced by the Company’s talent. The Company grants the customer a license to the intellectual property, which is the content and its use in generating advertising revenues, for a pre-determined period, for an amount paid by the customer, in most instances, upon execution of the contract. The Company’s only performance obligation is to license the content for use in generating advertising revenues, and the Company recognizes the full contract amount at the point at which the Company provides the customer access to the content, which is at the execution of the contract. The Company has no further performance obligations under these types of contracts and does not anticipate generating any additional revenue from these arrangements apart from the contract amount.

Principal Versus Agent Considerations

A significant amount of the Company’s brand sponsorship and content revenues are generated from the Company’s talent, who are under multi-year contracts. The Company’s talent consists of independent contractors, whose compensation is tied to the revenue that they generate. Management has evaluated the terms of the Company’s brand sponsorship and content agreements and has concluded the Company is the principal. Brand sponsorship and content revenues are reported on a gross basis, while revenue-sharing and other fees paid to the Company’s talent are recorded as cost of revenues. The Company owns the brand and intellectual property, takes primary responsibility for delivery of services, and exercises control over content generation and monetization. The Company contracts directly with Google on its Company operated channels, and the talent contracts directly with Google on their own channels. As part of the Company’s contracts with its talent, the Company agrees to serve talent’s management company as it relates to specific types of work the talent may perform, including content creation and advertising revenue generated from the content. While the talent owns the content they create while they are under contract with the Company, the talent grants the Company an exclusive perpetual license to the content, and the Company grants limited usage rights of that content back to the talent, conditional upon them complying with their contract. Furthermore, all income earned from services provided by the talent related to gaming, Esports, content creation, or the business of the Company, which includes revenue from advertising via talent content, is subject to the talent agreement and is payable to the Company. In addition, the Company’s contracts with its talent specify rules and restrictions on the content the talent can create and post. As such, through its contracts with talent, the Company is the principal because the Company is the entity exercising primary control over the content generated in the YouTube channels being monetized.

Consumer Products

The Company earns consumer products revenue from sales of the Company’s consumer products on the Company’s website or at live or virtual events. Revenues are recognized at a point in time, as control is transferred to the customer upon shipment. The Company offers customer returns and discounts through a third-party distributor and accounts for this as a reduction to revenue. The Company does not offer loyalty programs or other sales incentive programs that are material to revenue recognition. Payment is due at the time of sale. The Company has outsourced the design, manufacturing, fulfillment, distribution, and sale of the Company’s consumer products to a third party in exchange for royalties based on the amount of revenue generated. Management evaluated the terms of the agreement to determine whether the Company’s consumer products revenues should be reported gross or net of royalties paid. Key indicators that management evaluated in determining whether the Company is the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

●	the Company is the party that is primarily responsible for fulfilling the promise to provide the specified good or service,

●	the Company has inventory risk before the good is transferred to the customer, and

●	the Company is the party that has discretion in establishing pricing for the specified good or service.

Based on management’s evaluation of the above indicators, the Company reports consumer products revenues on a gross basis.

Esports

League Participation: Generally, the Company has one performance obligation—to participate in the overall Esport event—because the underlying activities do not have standalone value absent the Company’s participation in the tournament or event. Revenue from prize winnings and profit-share agreements is variable and is highly uncertain. The Company recognizes revenue at the point in time when the uncertainty is resolved.

Player Transfer Fees: Player transfer agreements include a fixed fee and may include a variable fee component. The Company recognizes the fixed portion of revenue from transfer fees upon satisfaction of the Company’s performance obligation, which coincides with the execution of the related agreement. The variable portion of revenue is considered highly uncertain and is recognized at the point in time when the uncertainty is resolved.

Licensing of Intellectual Property: The Company’s licenses of intellectual property generate royalties that are recognized in accordance with the royalty recognition constraint. Royalty revenue is recognized at the time when the sale occurs.

Transaction Price Allocated to the Remaining Performance Obligations

For the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of September 30, 2023, the Company applies the allowable practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Revenue expected to be recognized in the future related to performance obligations that have original expected durations greater than one year that are unsatisfied (or partially unsatisfied) as of September 30, 2023 were not material.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. Warrants that meet the definition of a derivative financial instrument and the equity scope exception in ASC 815-10-15-74(a) are classified as equity, and are not subject to remeasurement provided that the Company continues to meet the criteria for equity classification. Warrants that are accounted for as equity-classified are further discussed in Note 7, Equity, of the notes to the consolidated financial statements. Warrants that are classified as liabilities are accounted for at fair value and remeasured at each reporting date until exercise, expiration, or modification that results in equity classification. Any change in the fair value of the warrants is recognized as change in fair value of warrant liabilities in the Consolidated Statements of Operations. The classification of warrants, including whether warrants should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The fair value of liability-classified warrants is determined using the Black-Scholes options pricing model (“Black-Scholes model”) which includes Level 3 inputs as further discussed in Note 6, Private Placement Warrants and Recurring Fair Value Measurements, of the notes to the consolidated financial statements.

Stock-Based Compensation

We recognize the cost of stock-based awards granted to FaZe employees, directors, and nonemployee consultants based on the estimated grant-date fair value of the awards. Cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. We have elected to recognize the effect of forfeitures in the period they occur.

Based on the early stage of our company’s development and other relevant factors, we determined that an Option Pricing Model (“OPM”) was the most appropriate method for allocating FaZe’s enterprise value to determine the estimated fair value of common stock. Application of the OPM involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. Specifically, we have historically used the back solve analysis to estimate the fair value of our common stock, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security (shares of our preferred stock in this instance).

The estimates utilized in determining the grant date fair value for new awards are no longer necessary now that our shares are publicly traded. The grant date fair value of our common stock was determined with the assistance of an independent third-party valuation specialist.

We specifically determine the fair value of FaZe stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:

●	Expected Term — We use the simplified method when calculating the expected term due to insufficient historical exercise data.

●	Expected Volatility — As our stock has recently become publicly traded, the volatility is based on a benchmark of comparable companies within our peer group.

●	Expected Dividend Yield — The dividend rate used is zero as we have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

●	Risk-Free Interest Rate — The interest rates used are based on the implied yield available on a U.S. Treasury zero-coupon instrument with an equivalent remaining term equal to the expected life of the award.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with ASC 740, Income Taxes, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate deferred tax assets each period for recoverability. For those assets that do not meet the threshold of “more likely than not” that they will be realized in the future, a valuation allowance is recorded. We have considered our history of cumulative tax and book losses incurred since inception, and other positive and negative evidence, and have concluded that it is more likely than not that the Company will not realize the benefits of the net deferred tax assets as of September 30, 2023 or as of September 30, 2022.

We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense, if applicable income tax returns remain open for examination by applicable authorities, generally three years from filing for federal and four years for state. We would classify interest and penalties related to uncertain tax positions as income tax expense, if applicable. There was no interest expense or penalties related to unrecognized tax benefits recorded through September 30, 2023.

Income tax expense for the three months ended September 30, 2023 and 2022 is based on the estimated annual effective tax rate. The Company expects a 0% estimated annual effective tax rate for 2023. No income tax expense was recognized for the three and nine months ended September 30, 2023 or 2022.

Recently Adopted and Issued Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies, of the notes to the consolidated financial statements, for recently adopted accounting pronouncements and recently issued accounting pronouncements that may have an impact on future results but that have not yet been adopted as of the date of the consolidated financial statements.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare our financial results with the financial results of other public companies that are either not emerging growth companies or emerging growth companies that have chosen not to take advantage of the extended transition period.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2023, we were not subject to any market or interest rate risk. We have not engaged in any hedging activities since our inception. We do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures under the supervision of our Chief Executive Officer and our Chief Financial Officer and concluded that our disclosure controls and procedures were not effective as of September 30, 2023 because of the identification of two material weaknesses in our internal control over financial reporting relating to the following: inadequate design of information technology (IT) general and application controls resulting from inappropriate access given to certain individuals within finance, including the Chief Financial Officer and Controller; lack of adequate segregation of duties within a significant account of processes; and lack of adequate and timely review of accounts and reconciliations resulting in material audit adjustments and significant post-closing adjustments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In light of these material weaknesses, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the three months ended September 30, 2023 covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as described below. In light of the material weaknesses discussed above, we are enhancing our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our remediation plans and the steps taken at this time include hiring experienced personnel, providing enhanced access to accounting literature, research materials and documents and increasing communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The material weakness in our internal control over financial reporting will not be considered remediated until these modifications are implemented and after being in operation for a sufficient period of time, tested, and concluded by management to be designed and operating effectively. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or may determine to modify our remediation plan. Management will test and evaluate the implementation of these modifications to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s financial statements.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We are, from time to time, subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. We are not currently a party to any such claims, lawsuits or proceedings, the outcome of which, if determined adversely to us, we believe would, individually or in the aggregate, be material to our business or result in a material adverse effect on our future operating results, financial condition or cash flows. See Note 10, Litigation, of the notes to the Condensed Consolidated Financial Statements for additional information.

Item 1A. Risk Factors

Our business, financial condition, results of operations, and cash flows may be impacted by a number of factors, many of which are beyond our control, including those set forth in our most recent Annual Report on Form 10-K and in our other filings with the SEC, the occurrence of any one of which could have a material adverse effect on our actual results.

The Company may not meet the listing requirements of the Nasdaq markets which could cause our stock to be delisted.

To maintain the listing of our Common Stock on The Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those related to the price of our Common Stock. Pursuant to the requirements of Nasdaq, if the closing bid price of a company’s stock falls below $1.00 per share for 30 consecutive business days (the “Bid Price Rule”), Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications. If a company is not in compliance with the Bid Price Rule, the company will have 180 calendar days to regain compliance. On March 23, 2023, the Company received notice from Nasdaq that it was no longer in compliance with the Bid Price Rule.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days, or until September 19, 2023, by which the Company has to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). On September 20, 2023, the Company was granted an additional 180 days, or until March 18, 2024 (the “Compliance Date”), in which to regain compliance.

If the Company does not regain compliance with the minimum bid price requirement by the Compliance Datethen the Nasdaq staff will provide written notification to the Company that the Common Stock will be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to the Nasdaq Hearings Panel.

There can be no assurance that the Company will regain and maintain compliance with the Bid Price Rule and the other listing requirements of the Nasdaq, or that it will not be delisted. If we are not able stay in compliance with the relevant Nasdaq Bid Price Rule, there is a risk that our Common Stock may be delisted from Nasdaq, which would adversely impact liquidity of our Common Stock and potentially result in even lower bid process for our Common Stock.

In an effort to regain compliance with the Bid Price Rule, on July 10, 2023, we sought stockholder approval at our 2023 annual meeting to enable the FaZe Board to effect a reverse split of our Common Stock at a ratio of 1-for-20 or 1-for-30, as determined by the FaZe Board at a later date, which our stockholders approved. The timing for selection of the reverse stock split ratio and the effective date for such reverse stock split will be determined by the Board, and the Board may delay or abandon the reverse stock split if it determines that it is no longer in the best interest of the Company or its stockholders. In light of the GameSquare Merger Agreement entered into between the Company and GameSquare Holdings, Inc., the Board does not currently intend to pursue the reverse stock split, although it may reconsider this determination in the event the GameSquare Merger is not consummated.

Reducing the number of outstanding shares of our Common Stock through a reverse stock split is intended, absent other factors, to increase the per share trading price of our Common Stock and may make our Common Stock more attractive to a broader range of institutional and other investors. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the per share trading price of our Common Stock. As a result, there can be no assurance that a reverse stock split, if completed, will result in the intended benefits described above, that the per share trading price of our Common Stock will increase following the reverse stock split or that the per share trading price of our Common Stock will not decrease in the future. In addition, there can be no assurance that:

●	the market price per share of our Common Stock after a reverse split will rise in proportion to the reduction in the number of shares of our Common Stock outstanding before a reverse stock split;

●	a reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

●	that implementation of a reverse stock split won’t lead to reduced trading and a smaller number of market makers for our Common Stock, particularly if the price per share of our Common Stock does not increase as a result of the reverse stock split; or

●	we will continue to meet the requirements for trading on Nasdaq.

There may be unexpected delays in the completion of the GameSquare Merger, or the GameSquare Merger may not be completed at all. Delays or a failure to complete the GameSquare Merger could have a material adverse effect on our stock price as well as on our business, financial condition and results of operations.

On October 19, 2023, we entered into the GameSquare Merger Agreement with GameSquare Holdings, Inc, and GameSquare Merger Sub I, Inc. The GameSquare Merger is expected to close in late calendar year 2023, assuming that all of the conditions in the GameSquare Merger Agreement are satisfied or, if permitted, waived. There can be no assurance that the Merger will be consummated. The consummation of the GameSquare Merger is subject to certain regulatory approvals and customary closing conditions. The obligation of each party to consummate the GameSquare Merger is also conditioned upon the other party’s representations and warranties being true and correct to the extent specified in the GameSquare Merger Agreement and the other party having performed in all material respects its obligations under the GameSquare Merger Agreement. There can be no assurance that these and other conditions to closing will be satisfied in a timely manner or at all. Moreover, the GameSquare Merger Agreement provides that either we or GameSquare may terminate the GameSquare Merger Agreement in certain circumstances, including if the GameSquare Merger has not occurred by December 31, 2023, subject to extensions if certain conditions set forth in the GameSquare Merger Agreement are met. Certain events may delay the completion of the GameSquare Merger or result in a termination of the GameSquare Merger Agreement. Some of these events are outside the control of either party. In particular, the GameSquare Merger must be approved by the affirmative vote of a majority of the outstanding shares of our Common Stock.

Further, certain risks may be exacerbated by a delay in the completion of the GameSquare Merger, including, among others: our ability to attract, retain and motivate our employees, including key personnel; difficulties maintaining relationships with customers, service providers and partners, including the Company’s talent; delays or deferments of certain business decisions by our customers, prospective customers, talent, service providers and partners; the diversion of significant management time and resources towards the completion of the GameSquare Merger; the inability to pursue alternative business opportunities or make appropriate changes to our business because the GameSquare Merger Agreement requires us to use reasonable best efforts to conduct our business in the ordinary course of business and not engage in certain kinds of transactions prior to the completion of the GameSquare Merger; litigation relating to the GameSquare Merger and the costs related thereto; and the incurrence of significant costs, expenses, and fees for professional services and other transaction costs in connection with the GameSquare Merger, in addition to significant transaction costs, including legal, financial advisory, accounting, and other costs we have already incurred. Delays in completing the GameSquare Merger or the failure to complete the GameSquare Merger at all could negatively affect our future business and financial results, and, in that event, the market price of our Common Stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the GameSquare Merger will be completed. Additionally, a failure to complete the GameSquare Merger in a timely manner may result in a decline in investor confidence in us and our business, stockholder litigation could be brought against us, relationships with current and prospective customers, talent, service providers, investors and other partners may be adversely impacted and we may be unable to retain key personnel. We can neither assure you that the conditions to the completion of the GameSquare Merger will be satisfied or, if permitted, waived or that any adverse change, effect, event, circumstance, occurrence or state of facts that could give rise to the termination of the GameSquare Merger Agreement will not occur, nor provide any assurances as to whether or when the GameSquare Merger will be completed.

The pendency of the GameSquare Merger could adversely affect our business, financial condition and results of operations.

In connection with the pending GameSquare Merger, some of our current or prospective customers, talent, partners or service providers may delay or defer decisions to do business with us, which could negatively impact our revenues, earnings, cash flows and expenses, regardless of whether the GameSquare Merger is completed. Additionally, any disruptions to our business resulting from the announcement and pendency of the GameSquare Merger, including adverse changes in our relationships with customers, talent, partners, service providers or employees may continue or intensify in the event the GameSquare Merger is not consummated or is significantly delayed. In addition, under the GameSquare Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the GameSquare Merger. These restrictions may prevent us from pursuing certain strategic transactions, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial, and may cause us to forego certain opportunities we might otherwise pursue absent the GameSquare Merger Agreement. Further, the pendency of the GameSquare Merger may make it more difficult for us to effectively recruit, retain and incentivize employees and key personnel and may cause distractions from the day-to-day operations for our current employees and management, all of which could materially adversely affect our business, financial condition and results of operations.

Litigation may arise in connection with the GameSquare Merger, which could be costly, prevent or seriously delay the consummation of the GameSquare Merger, divert management’s attention and otherwise materially harm our business, financial condition and results of operations.

We may be named as a defendant in actions related to the GameSquare Merger. Regardless of the outcome of any future litigation related to the GameSquare Merger, such litigation may be time-consuming, expensive and may distract our management from day-to-day operations of our business. The cost of litigation and the diversion of management’s attention and resources to address the claims and counterclaims in any litigation related to the GameSquare Merger may materially adversely affect our business, financial condition and results of operations. If the GameSquare Merger is not consummated for any reason, litigation could be filed in connection with the failure to consummate the GameSquare Merger. Any litigation related to the GameSquare Merger may result in negative publicity or an unfavorable impression of us, which could adversely affect the price of our common stock, impair our ability to recruit or retain employees, damage our relationships with our customers, potential customers, service providers and partners, or otherwise materially harm our business, operations and financial condition. We cannot assure you as to the outcome of such litigation, including the amount of costs associated with defending such claims or any other liabilities that may be incurred in connection with the litigation of such claims. Whether or not plaintiffs in potential litigation are successful, the litigation may delay the completion of the GameSquare Merger in the expected timeframe, or may prevent the GameSquare Merger from being completed altogether.

Our success depends on our ability to attract and retain our personnel, and any failure to attract and retain highly qualified personnel in the future could seriously harm our business.

We depend on the continued services and performance of our key personnel. The employment of our key personnel is at will, which means they may resign or be terminated for any reason at any time. For example, on September 9, 2023, our Board took action to terminate the employment of Lee Trink, our former Chief Executive Officer, effective immediately, and appointed Christoph Pachler, our Chief Operating Officer and Chief Financial Officer, to serve as interim Chief Executive Officer. If the GameSquare Merger is not completed, our ability to recruit an individual to serve as our Chief Executive Officer, or to otherwise adequately and timely fill vacancies in key personnel positions that may arise in the future, may be adversely effected, and such inability could have a material adverse impact on our business and results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

None.

Item 5. Other Information

None.

Item 6. Exhibits

The exhibits filed as part of this Quarterly Report are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

Exhibit Index

Exhibit No.
2.1	Agreement and Plan of Merger, dated as of October 19, 2023 by and among GameSquare Holdings, Inc., GameSquare Merger Sub I, Inc. and FaZe Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2023).

10.1	Form of FaZe Support Agreement, dated as of October 19, 2023, by and between GameSquare Holdings, Inc. and certain stockholders of FaZe Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2023).

10.2	Form of GameSquare Support Agreement, dated as of October 19, 2023, by and between FaZe Holdings Inc. and certain stockholders of GameSquare Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2023).

31.1*	Certification of Principal Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

31.2*	Certification of Principal Financial Officer and Chief Operating Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

32.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FAZE HOLDINGS INC.

Date: November 14, 2023	By:	/s/ Christoph Pachler
	Name:	Christoph Pachler
	Title:	Interim Chief Executive Officer and Chief Financial Officer
(Principal Executive and Principal Financial Officer)

FAZE HOLDINGS INC.

Date: November 14, 2023	By:	/s/ Kyron Johnson
	Name:	Kyron Johnson
	Title:	General Counsel

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christoph Pachler, certify that:

1. I have reviewed this quarterly report on Form 10-Q of FaZe Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023

/s/ Christoph Pachler
Christoph Pachler
Interim Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christoph Pachler, certify that:

1. I have reviewed this quarterly report on Form 10-Q of FaZe Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023

/s/ Christoph Pachler
Christoph Pachler
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of FaZe Holdings Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Christoph Pachler, Interim Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 14, 2023	/s/ Christoph Pachler
Christoph Pachler
Interim Chief Executive Officer and Chief Financial Officer